                                                          Filed Pursuant to 424A
                                            Registration Statement No. 333-49801



INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED APRIL 16, 1998
PROSPECTUS

                                2,200,000 SHARES

                                    SPR LOGO

                                  COMMON STOCK
                               ------------------

     Of the 2,200,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering"), 900,000 shares are being sold by SPR Inc. ("SPR" or the "Company") and 1,300,000 shares are being sold by certain stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders.

     The Common Stock is traded on the Nasdaq National Market under the symbol "SPRI." On April 8 1998, the last reported sale price of the Common Stock was $31.125 per share. See "Price Range of Common Stock."
                               ------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
 OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

                                                          UNDERWRITING                             PROCEEDS TO
                                        PRICE TO          DISCOUNTS AND        PROCEEDS TO           SELLING
                                         PUBLIC          COMMISSIONS(1)        COMPANY(2)         STOCKHOLDERS
------------------------------------------------------------------------------------------------------------------
Per Share                                   $                   $                   $                   $
------------------------------------------------------------------------------------------------------------------
Total(3)                                    $                   $                   $                   $
==================================================================================================================

(1) For information regarding indemnification of the Underwriters, see "Underwriting."
(2) Before deducting expenses estimated at $400,000, all of which are payable by the Company.
(3) Certain Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 330,000 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will be
    $           , $          , $           and $           , respectively. See
    "Underwriting" and "Principal and Selling Stockholders."
                               ------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about May , 1998 at the offices of Smith Barney Inc., 333 West 34th Street, New York, NY 10001.

                               ------------------

SALOMON SMITH BARNEY
                     ROBERT W. BAIRD & CO.
                                   INCORPORATED
                                        VOLPE BROWN WHELAN & COMPANY

                , 1998

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                        INSIDE FRONT COVER OF PROSPECTUS

The inside front cover is a multicolor graphic and text layout. Three photo collages, forming a partial circle, surround a body of text. The following text appears above the photos and body of text:

"SPR Inc."

The body of text consists of the following:

"SPR has over 24 years of experience in providing information technology services to clients in a variety of industries, including financial services, healthcare, insurance, manufacturing, oil and gas, transportation and utilities. SPR provides these clients with IT services by blending three levels of consulting support into four outsourcing services -- Systems Re-engineering, Century Date Compliance, Application Management and Information Delivery Services -- in addition to providing General Consulting services.
This blend of consulting support enables SPR to design customized, comprehensive solutions for maintaining, improving and transitioning existing systems.

SPR delivers these customized solutions through a combination of experienced people, using automated software tools, following an established methodology. When applied with its service offerings, this formula enables SPR to deliver high quality solutions designed to help clients derive maximum value from their existing systems."

[The graphic to the left of the body of text is a photo collage consisting of a man viewing a computer screen. The screen image is reflecting onto the man's glasses.

The graphic to the right of the body of text is a photo collage consisting of a column of numbers from a computer program superimposed over the circuit board of a computer.

The graphic below the body of text is a photo collage consisting of a map of the midwestern section of the United States with white lines connecting the cities of Milwaukee, Chicago and Tulsa and branching into other nearby cities. The collage also includes an overhead view of cubicles in an office; one of the cubicles includes a man sitting at a computer terminal with a woman standing behind him.]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with the more detailed information and the financial statements and related notes thereto appearing elsewhere in this Prospectus. SPR Inc. ("SPR" or the "Company") is a Delaware corporation which was organized in October 1996, in connection with the mergers into it of SPR Chicago Inc., an Illinois corporation ("SPR Chicago"), Systems & Programming Resources of Tulsa, Inc., an Oklahoma corporation ("SPR Tulsa"), SPR-Wisconsin, Inc., a Wisconsin corporation ("SPR Wisconsin"), Systems and Programming Resources, Inc., an Illinois corporation ("Systems Inc."), and Consulting Acquisition, Inc., an Illinois corporation ("DataFlex"). Such mergers are each individually referred to in this Prospectus as a "Merger" and collectively as the "Mergers." Unless indicated otherwise, the information contained in this Prospectus: (i) gives retroactive effect to the Mergers and (ii) assumes that the Underwriters' over-allotment option is not exercised. Unless otherwise indicated, all references to "SPR" or the "Company" refer to SPR Inc. after the Mergers or to the constituent corporations in the Mergers or their respective predecessors, as appropriate.

                                  THE COMPANY

     SPR has over 24 years of experience in providing information technology ("IT") services to clients in a variety of industries, including financial services, healthcare, insurance, manufacturing, oil and gas, transportation and utilities. The Company focuses its marketing efforts on Fortune 1000 companies and other large organizations which have complex IT operations and significant IT budgets. SPR provides these clients with three levels of consulting support which are distinguished by the degree of responsibility the Company assumes: strategic planning, project management and implementation. Within this framework, SPR currently provides outsourcing services through four service offerings: Systems Re-engineering, Century Date Compliance, Application Management and Information Delivery Services ("IDS") in addition to providing General Consulting services. The Company believes that this breadth of service and support fosters long-term client relationships, promotes cross-selling opportunities and minimizes the Company's dependence upon any particular service offering or client.

     The Company's proprietary service methodologies, Renovation(SM), Renovation2000(SM) and RenovationEuro(SM), and its proprietary software analysis tool, CodeVu(SM), provide SPR with a disciplined approach to fulfill its engagements. Renovation(SM), Renovation2000(SM) and RenovationEuro(SM) will enable the Company to deliver its service offerings through a tested and repeatable format. CodeVu(SM) quickly and accurately provides information concerning client software portfolios. These proprietary methodologies and the software analysis tool, as well as key strategic alliances with third-party software providers, facilitate the development of well-defined tasks and timetables for each phase of an engagement from strategic planning through implementation.

     Many large organizations are outsourcing IT services relating to mission-critical business systems due to the complex and rapidly changing technological environment and problems inherent in implementing mass changes to application systems and their associated data bases. Examples of mass change include the year 2000 problem (the software glitch that will prevent computers from properly recognizing dates after the year 1999), the European Community's expected conversion to the Euro currency and the extension of the number of digits or other characters in zip codes, product codes and account numbers. The Company believes this outsourcing trend will continue to grow because: (i) organizations desire to focus their energies on their core business functions,
(ii) organizations must address and resolve the year 2000 and other mass change problems, (iii) IT solutions are becoming increasingly complex, and (iv) organizations often lack the IT skills necessary to address their IT needs.

     The Company's objective is to become the leading IT service provider to both new and existing clients. To achieve this objective, the Company has pursued, and intends to continue to pursue, the following business and growth strategies:

     - Expand Information Technology Consultant (ITC) Training Program. To address the industry-wide shortage of qualified technical consultants, the Company has implemented a comprehensive training program for college graduates with degrees other than in computer science. In addition, the Company, in conjunction with DeVry, Inc., a leading higher education institution specializing in technology, has developed a continuing education program to complement and enhance its proprietary entry-level training course. The continuing education program further enhances its consultants' careers and improves their technical skills. SPR believes that the entry-level and continuing education training programs and its stock option and stock purchase plans provide the Company with a competitive advantage in attracting, developing and retaining qualified technical consultants. As of March 31, 1998, 200 individuals have entered and successfully completed the entry-level portion of the ITC Training Program.

    - Continue to Focus on Project Management. The Company will continue to focus on increasing its mix of project management and strategic planning engagements. The Company believes that by providing these value-added services, it gains a competitive advantage in assessing its clients' needs and anticipating opportunities to provide additional IT services.

    - Capitalize on Outsourcing Trend through Century Date Compliance and Other Mass Change Expertise. SPR was an early entrant in the year 2000 segment of the market, completing its first Century Date Compliance engagement in 1993. The Company's approach to Century Date Compliance provides SPR with the platform to make unsolicited proposals for additional outsourcing engagements. The Company believes that its expertise in addressing the year 2000 problem results in additional engagements, and that such engagements provide SPR with a competitive advantage in cross-selling additional IT services. In addition to its Century Date Compliance expertise, the Company has experience in implementing other "mass changes" to applications and systems and their associated data bases, such as the extension of the number of digits or other characters in zip codes, product codes and account numbers. More recently, the Company has established a task force and has begun work on projects to allow clients' systems to process the European Community's expected conversion to the Euro currency.

    - Develop Additional Virtual Insourcing Centers. In 1996, as part of its outsourcing services, SPR established its first Virtual Insourcing Center in Chicago enabling the Company to provide the full range of its service offerings in a Company facility rather than at its clients' facilities. Since its initial public offering in October 1997, the Company has doubled the capacity of its Chicago Center and opened and subsequently expanded its capacity in Centers in Tulsa and Dallas and intends to open a Center in Milwaukee in the second quarter of 1998.

    - Focus on Leading Technologies. The Company maintains and continues to build expertise not only in mainframe applications but also in other high-demand technologies, such as Internet/intranet applications, open computing systems, data warehousing and relational database management systems. The Company's expertise in these areas, together with its relationships with software product developers and research institutions, allow SPR to remain on the leading edge of technological development.

    - Deliver Unbiased Service Offerings. The Company uses Renovation(SM), Renovation2000(SM), RenovationEuro(SM) and CodeVu(SM) in conjunction with the best available third-party application software and productivity tools without regard to specific third-party vendor relationships. The ability to assess client systems objectively enables the Company to provide its clients with technologies that are best suited to their individual needs.

     SPR's growth strategies have allowed it to capitalize on the growing demand for IT services. The Company's revenues increased at a compound annual growth rate of 46% from 1993 through 1997 and at an annual rate of 64% from 1996 to 1997. More than 65% of the Company's 1997 revenues were attributable to over 50 companies which had been clients for at least the prior three consecutive years. The Company has made significant infrastructure investments in recent years, notably the development and implementation of the ITC Training Program and the establishment of Virtual Insourcing Centers. These investments have allowed the Company to keep pace with the growing demand for its service offerings and have resulted in significant increases in profitability. The Company achieved gross margins of 39% in 1997, as compared to 28% in 1996 and 32% in 1995.

                                  THE OFFERING

Common Stock Offered Hereby by:
  The Company......................................      900,000 shares
  The Selling Stockholders.........................    1,300,000 shares
Common Stock to Be Outstanding After the
  Offering.........................................    9,041,371 shares(1)
Use of Proceeds....................................    The Company anticipates that the net proceeds of
                                                       this Offering will be used primarily for general
                                                       corporate purposes, including: opening
                                                       additional Virtual Insourcing Centers, expanding
                                                       the Company's ITC Training Program, developing
                                                       new service offerings, expanding branch
                                                       locations, possibly acquiring related
                                                       businesses, and for working capital. See "Use of
                                                       Proceeds."
Nasdaq National Market Symbol......................    SPRI

-------------------------
(1) Excludes: (i) 1,044,252 shares of Common Stock reserved for issuance upon exercise of options granted and to be granted pursuant to the Company's Combined Incentive and Non-statutory Stock Option Plan (of which options to purchase 764,517 and 35,200 shares of Common Stock will be outstanding after this Offering at an exercise price of $7.66 and $16.13 per share, respectively), and (ii) 476,029 additional shares reserved for issuance under the Company's Employee Stock Purchase Plan. See "Management -- Stock Plans," "Description of Capital Stock" and Note 12 of Notes to Financial Statements.

                             SUMMARY FINANCIAL DATA

     The following summary financial data is derived from the Company's financial statements and notes thereto that have been audited by Arthur Andersen LLP, independent public accountants. This information should be read in conjunction with the financial statements and notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                             YEARS ENDED DECEMBER 31,
                                            ----------------------------------------------------------
                                             1993      1994          1995          1996         1997
                                             ----      ----          ----          ----         ----
                                                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA(1):
Revenues..................................  $11,731   $14,797      $ 22,908      $ 32,511      $53,422
Gross profit..............................    3,393     4,373         7,383         9,224       21,045
COSTS AND EXPENSES
  Selling.................................    1,012     1,165         2,141         3,046        4,855
  Recruiting..............................      341       410           777         1,323        1,608
  Stock-based compensation................       --     6,510(1)     27,987(1)     12,231(1)        --
  General and administrative expenses.....    1,230     1,334         1,642         3,742        8,438
                                            -------   -------      --------      --------      -------
Total costs and expenses..................    2,583     9,419        32,547        20,342       14,901
                                            -------   -------      --------      --------      -------
Operating income (loss)...................      810    (5,046)(1)   (25,164)(1)   (11,118)(1)    6,144
Other income (expense)....................        6       (57)         (109)          (71)          47
                                            -------   -------      --------      --------      -------
Income (loss) before income taxes.........      816    (5,103)(1)   (25,273)(1)   (11,189)(1)    6,191
Provision for income taxes................        4        75            21             9        1,553
                                            -------   -------      --------      --------      -------
Net income (loss), as reported............  $   812   $(5,178)(1)  $(25,294)(1)  $(11,198)(1)  $ 4,638
                                            =======   =======      ========      ========      =======
Historical diluted net income (loss) per
  share...................................                         $  (3.91)     $  (1.73)     $  0.65
                                                                   ========      ========      =======
Pro forma net income (loss) per common
  share -- assuming dilution(2)...........                         $  (4.08)     $  (1.79)     $  0.45
                                                                   ========      ========      =======
Pro forma net income per common share --
  assuming dilution and excluding a
  one-time deferred tax charge(2).........                                                     $  0.52
                                                                                               =======

                                                                AS OF DECEMBER 31, 1997
                                                              ---------------------------
                                                                             PRO FORMA
                                                              ACTUAL       AS ADJUSTED(3)
                                                              ------       --------------
BALANCE SHEET DATA:
Cash and short term investments.............................  $21,158         $47,300
Working capital.............................................   23,097          49,239
Total assets................................................   31,943          58,085
Long-term debt, less current portion........................        9               9
Total stockholders' equity..................................   25,530          51,672

-------------------------
(1) In 1994, Systems Inc. transferred certain assets and liabilities to SPR Chicago and SPR Wisconsin. Inasmuch as such 1994 transactions were among family members within a control group, such transactions have been recorded in the Company's financial statements as if the stockholders of SPR Chicago and SPR Wisconsin received non-cash, stock-based compensation during 1994, 1995 and 1996 in an amount equal to the increase in the estimated value of such companies since 1994. This expense is non-recurring subsequent to October 31, 1996. Such compensation expense is recorded as stock-based compensation with the corresponding credit included in additional paid-in capital. Upon conversion of the Company to a C corporation upon closing of the initial public offering in October 1997, the retained deficit of the Company, which included the aggregate stock-based compensation expense, was reclassified and netted against additional paid-in capital. See Note 11 of Notes to Financial Statements.

(2) Prior to the initial public offering, the Company was an S corporation and was not subject to Federal and certain state corporate income taxes. The Statement of Operations Data reflects a pro forma provision for income taxes as if the Company had been subject to Federal and state corporate income taxes. The pro forma provision for income taxes is computed by multiplying the effective tax rate times the income (loss) before income taxes adjusted to eliminate the stock-based compensation expense and subtracting income taxes previously recorded.

(3) Adjusted to give effect to this Offering.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should consider carefully the risks associated with investing in the Common Stock, including the principal risk factors set forth below, as well as other information set forth in this Prospectus.

     Need to Attract and Retain Qualified Technical Consultants. The Company's business involves the delivery of professional services and is very labor-intensive. The Company's success depends in large part upon its ability to attract, develop, motivate and retain qualified technical consultants, particularly project managers and other senior technical personnel. Qualified technical consultants are in great demand and are likely to remain a limited resource for the foreseeable future. Demand also is likely to increase substantially as companies increasingly devote more resources to implement time intensive year 2000 conversions. This demand may enable qualified technical consultants to command significantly greater compensation than is currently paid by the Company. There can be no assurance that the Company will be able to continue to attract and retain a sufficient number of qualified technical consultants in the future. Historically, the Company has experienced turnover rates which it believes are consistent with industry norms. The Company's turnover rate was 30% and 27% for 1996 and 1997, respectively. As competition for qualified technical consultants increases, there can be no assurance that the turnover rate experienced by the Company will not increase. The Company's inability to hire a sufficient number of qualified technical consultants, or a significant increase in the Company's consultant turnover rate, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Business Strategies."

     Management of Growth. The Company's rapid revenue and employee growth has placed, and could continue to place, significant demands upon its management and other resources. To manage its growth effectively, the Company will be required to continue to develop and improve its operational, financial and other internal systems, as well as its business development capabilities. In addition, the Company's future success will depend in large part upon its ability to maintain high rates of consultant utilization and maintain the quality of its services. Moreover, the Company's senior management has limited experience managing a public company. The Company's inability to manage its growth and engagements effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Need to Attract and Retain Qualified Technical Consultants" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Reliance on Century Date Compliance Engagements. Market demand for Century Date Compliance services will likely decrease substantially, and eventually cease, during and after the year 2000. In addition, the Company's growth strategy is substantially dependent upon leveraging its Century Date Compliance expertise to obtain other consulting engagements from its Century Date Compliance clients. If the Company fails to consistently complete Century Date Compliance engagements to its clients' satisfaction or to procure additional consulting engagements from such clients any such failures could have a material adverse effect on the Company's business, financial condition and results of operations.

     While several software programs have been developed to assist IT service professionals in making existing systems year 2000-compliant, the Company is unaware of any fully-automated solution (a "silver bullet") to the year 2000 problem. There can be no assurance that a silver bullet will not be developed. Moreover, certain companies may elect to replace their existing systems with year 2000-compliant hardware and software, rather than incur substantial cost in making their existing systems year 2000-compliant. The development of a silver bullet or decisions by a significant number of companies to replace their existing systems with year 2000-compliant hardware and software could have a material adverse effect on the Company's business, financial condition and results of operations.

     Competition. The highly competitive market for IT services includes a large number of competitors and is subject to rapid change. The Company believes its primary competitors include: "Big Five" accounting firms, systems consulting and implementation firms, application software firms, service groups of computer equipment companies, general management consulting firms and programming companies. Many of these competitors have significantly greater financial, technical and marketing resources and greater name recognition than the Company. In addition, the Company competes with its clients' internal IT personnel.

Such competition may impose additional pricing pressures on the Company. There can be no assurance that the Company can compete successfully with its existing competitors or with any new competitors. See "Business -- Competition."

     Engagement and Contract Risks. Many of the Company's engagements involve projects that are critical to the operations of its clients' businesses. The Company's failure or inability to complete engagements to its clients' satisfaction could have a material adverse effect on its clients' operations and could consequently subject the Company to litigation or damage the Company's reputation, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Substantially all of the Company's contracts are terminable by the client on relatively short notice, with or without cause and without penalty. The unexpected termination by a client of a significant contract could have a material adverse effect on the Company's consultant utilization rate which, in turn, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company currently is performing services for several of its significant clients pursuant to oral agreements or written contracts that are no longer in effect. In the event of a dispute, the absence of a written and binding agreement limiting the Company's liability to the client could have a material adverse effect on the Company's business, financial condition and results of operations. Some of the Company's contracts give its clients the right in certain circumstances to hire consultants employed or retained by the Company, and several clients have, in fact, hired Company consultants in the past. The loss of a significant number of project managers or qualified technical consultants at any one time could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is continuing to provide services to a client which filed a case under Chapter 11 of the federal Bankruptcy Code in July 1997. As a result, there can be no assurance the Company will receive full payment for services it provides to such client. The Company does not believe that the case will have a material adverse effect on the Company's financial condition or results of operations; however, the ultimate outcome is uncertain. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
Note 2 of Notes to Financial Statements.

     Variability of Quarterly Operating Results. The Company's revenues, gross profit and earnings have fluctuated and, in the future, may fluctuate from quarter to quarter based on such factors as the number, size and scope of projects in which the Company is engaged, the contractual terms and degree of completion of such engagements, any delays incurred in connection with an engagement, consultant utilization rates, the adequacy of provisions for losses, the accuracy of estimates of resources required to complete ongoing engagements and general economic conditions. Unanticipated variations in the number, or progress toward completion, of the Company's engagements or in consultant utilization rates may cause significant variations in operating results in any particular quarter and could result in losses for such quarter. An unanticipated termination of a major engagement, a client's decision not to proceed to the stage of the engagement anticipated by the Company or the completion during a quarter of several major client engagements could leave the Company with underutilized consultants, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Liability Risks Associated with Century Date Compliance Engagements. With respect to many of its Century Date Compliance engagements, the solutions implemented by the Company in its clients' systems will not be susceptible to full scale, system-wide testing until on or about January 1, 2000. Many of the Company's Century Date Compliance solutions involve its clients' mission-critical computer systems. The Company performs extensive testing as part of each Century Date Compliance engagement and offers to provide its clients, for an additional fee, with more comprehensive quality assurance testing services; however, there can be no assurance that any such testing will detect all critical errors that may be resident in its clients' systems. Although the Company attempts to contractually limit its potential liability for software defects and system malfunctions, there can be no assurance that the Company will not be exposed to liability claims from clients relating to Century Date Compliance solutions developed or implemented by the Company, or the interaction of such solutions with the clients' other software applications. The Company maintains professional liability insurance to protect against its employees' potential errors or omissions; however, there can be no assurance that any such claims would be covered by the Company's insurance. If the Company becomes subject to any such claims, it may incur significant, unanticipated liabilities and expenses, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Fixed-price Engagements. The Company principally bills for its services on a time and materials basis; however, some of the Company's contracts contain a cap on the amount of fees the Company can charge. The Company occasionally has entered into fixed-price billing engagements and may in the future enter into additional engagements on a fixed-price basis. The failure of the Company to complete a fixed-price engagement within budget would expose the Company to risks associated with cost overruns, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Customer Concentration. The Company has derived, and believes that it will continue to derive, a significant portion of its revenues from a limited number of large clients. In 1996 and 1997, the Company's largest client accounted for approximately 16% and 12% of its revenues, respectively, and its ten largest clients accounted for approximately 52% and 50% of its revenues, respectively. The volume of work performed for specific clients varies from year to year. There can be no assurance that a large client in one year will continue to use the Company's services in a subsequent year. Furthermore, the Company rarely is the exclusive provider of IT consulting services to its clients. The loss of any large client could have a material adverse effect on the Company's business, financial condition and results of operations.

     Risks of Branch Expansion. The Company anticipates future growth through branch expansion, which is dependent upon a number of factors, including, but not limited to: (i) the ability to cultivate additional business from existing clients and obtain new clients, (ii) the ability to identify and hire qualified IT consultants within both new and existing markets, and (iii) the continued hiring and training of corporate personnel to open and staff additional branch offices. The Company opened its Dallas branch office in February, 1997. There can be no assurance that any branch offices which may be opened will be profitable. See "-- Need to Attract and Retain Qualified Technical Consultants."

     Risks Related to Possible Acquisitions. The Company may expand its operations through the acquisition of additional businesses. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses into the Company without substantial expenses, delays or other operational or financial problems. Further, acquisitions may involve a number of special risks or effects, including diversion of management's attention, failure to retain key personnel, unanticipated events or circumstances, legal liabilities and amortization of acquired intangible assets and other one-time or ongoing acquisition related expenses, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations. Client satisfaction or performance problems at an acquired business could have a material adverse impact on the reputation of the Company as a whole. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. The failure of the Company to manage its acquisition strategy successfully could have a material adverse effect on the Company's business, financial condition and results of operations.

     Intellectual Property Rights. Software developed by SPR in connection with a client engagement typically becomes the exclusive property of the client. The Company holds no patents or registered copyrights and has no present intention of registering any copyrights or filing any patent applications. Although the Company believes that its services and the software it develops for its clients do not infringe upon the intellectual property rights of others and that it has all rights necessary to utilize the intellectual property employed in its business, the Company is subject to the risk of litigation alleging infringement of third-party intellectual property rights. The Company typically agrees to indemnify its clients against such claims. Any such claims could require the Company to spend significant sums in litigation, pay damages, develop non-infringing intellectual property or acquire licenses to the intellectual property which is the subject of asserted infringement.

     The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its rights, the rights of third parties from whom the Company licenses intellectual property and the proprietary rights of its clients. The Company requires all consultants to sign confidentiality agreements and limits distribution of proprietary information. There can be no assurance, however, that the steps taken by the Company will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. See "Business -- Intellectual Property Rights."

     Reliance Upon Executive Officers and Key Employees. The success of the Company is highly dependent upon the efforts and abilities of its executive officers, particularly Mr. Robert Figliulo, the Company's Chief Executive Officer. Although all of its executive officers and certain key employees have entered into employment agreements with the Company which contain noncompetition, nondisclosure and nonsolicitation covenants, such agreements do not guarantee that these individuals will continue their employment with the Company. The loss of the services of any of these executive officers or key employees for any reason could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Management -- Employment Agreements."

     Control by Principal Stockholders and Management. After completion of this Offering, members of the Figliulo family and executive officers and directors of the Company, in the aggregate, will beneficially own approximately 42%, of the outstanding shares of Common Stock. As a result, such persons collectively will be able to exert substantial influence over the outcome of matters requiring a stockholder vote, including the election of directors. Such beneficial ownership of Common Stock could preclude any unsolicited acquisition of the Company and, consequently, adversely affect the market price of the Common Stock. See "Principal and Selling Stockholders" and "Description of Capital Stock -- Delaware Law and Certain Certificate of Incorporation and By-law Provisions; Anti-takeover Effects."

     Employment Liability Risks. The Company generally places its consultants in the workplaces of other businesses. Risks of such placement include possible claims of errors and omissions, misuse of client proprietary information, misappropriation of funds, discrimination and harassment, theft of client property, other criminal activity or torts and other claims. Although historically the Company has not experienced any material claims of these types, there can be no assurance that the Company will not experience such claims in the future. To reduce its exposure, the Company maintains insurance covering general liability, workers' compensation claims and errors and omissions. There can be no assurance, however, that the Company's insurance will cover all such claims, or that such insurance coverage will continue to be available economically in amounts adequate to cover any such liability or that such coverage will adequately compensate the Company for such liabilities.

     Risks of Licensing Century Date Compliance Methodology. The Company has entered into a non-exclusive agreement to license its Century Date Compliance methodology, Renovation2000(SM), and its proprietary software analysis tool, CodeVu(SM), to an unaffiliated technical services company operating in New York and other markets where the Company is not currently doing business. The failure by licensee to adhere strictly to SPR's standards in utilizing the Renovation2000(SM) methodology or CodeVu(SM) in Century Date Compliance engagements could subject SPR to litigation and harm SPR's reputation thereby resulting in a material adverse effect on the Company's business, financial condition and results of operations.

     Limited Trading History of Common Stock; Price Volatility. The Common Stock first became publicly traded on October 2, 1997 after the Company's initial public offering at $16.00 per share. Between October 2, 1997 and April 8, 1998, the closing sale price has ranged from a low of $13.88 per share to a high of $35.25 per share. The trading price of the Common Stock could continue to be subject to wide fluctuations in response to variations in the Company's quarterly operating results, changes in earnings estimates by analysts, conditions in the Company's business or general market or economic conditions. In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. Such market fluctuations could have a material adverse effect on the market price for the Common Stock.

     Unallocated Net Proceeds. The Company has not designated specific uses for the anticipated net proceeds of this Offering. The Board of Directors of the Company will have broad discretion with respect to the use of such unallocated net proceeds. See "Use of Proceeds."

     Anti-takeover Provisions. The Company's Certificate of Incorporation and By-laws and the Delaware General Corporation Law contain certain provisions that could have the effect of discouraging or making more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to the Company's stockholders. These include provisions under which: (i) only the Chairman of the Board or the President may call meetings of stockholders, and (ii) stockholders must comply with certain advance notice procedures to nominate candidates for election as directors of the Company and to submit proposals for consideration at stockholders' meetings. The ability of the Board of Directors to issue up to 3,000,000 shares of preferred stock, in one or more classes or series, and with such powers, designations, preferences and relative, participating, optional or special rights, qualifications, limitations or restrictions as may be determined by the Board of Directors of the Company, also could make an acquisition of the Company more difficult. In addition, these provisions may make the removal of management more difficult, even in cases where such removal would be favorable to the interests of the Company's stockholders. See "-- Control by Principal Stockholders," "Management -- Directors and Executive Officers" and "Description of Capital Stock -- Delaware Law and Certain Certificate of Incorporation and By-law Provisions; Anti-takeover Effects."

     Shares Eligible for Future Sale. Upon completion of this Offering, the Company will have 9,041,371 shares of Common Stock outstanding, of which the 2,200,000 shares sold pursuant to this Offering as well as the 2,990,000 shares sold in the Company's initial public offering and the 23,971 shares issued under the Employee Stock Purchase Plan will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act") (other than by an "affiliate" of the Company, as defined in the Securities Act). The remaining 3,827,400 shares will be "restricted securities" under Rule 144 ("Rule 144") promulgated under the Securities Act. Holders of the restricted shares will be eligible to sell such shares pursuant to Rule 144 at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144. In addition, 1,044,252 shares of Common Stock have been reserved for issuance under the Company's Combined Incentive and Non-statutory Stock Option Plan (the "Option Plan"), of which options to purchase an aggregate of 799,717 will be outstanding after this Offering, and 476,029 additional shares of Common Stock are reserved for issuance under the Company's Employee Stock Purchase Plan. Such shares are registered under the Securities Act and upon issuance will be freely tradeable without restriction. The Company, all of the Company's executive officers and directors and all Selling Stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, or grant any options or warrants to purchase Common Stock, except in certain circumstances, for 90 days after the date of this Prospectus without the prior consent of Smith Barney Inc., which consent may be granted by Smith Barney Inc. in its sole discretion. Sales or the expectation of sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price for the Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Shares Eligible for Future Sale" and "Underwriting."

                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements include statements contained in the "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of this Prospectus regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations, (ii) the Company's business and growth strategies, (iii) risks affecting the Company, and (iv) the use of the net proceeds to the Company of this Offering. Specific forward-looking statements include, without limitation, (i) the expected continued success of the Company's ITC Training Program and the expectation that graduates of such program's entry-level training course will continue to generate substantially higher gross margins than SPR's other consultants,

(ii) the Company's future ability to effectively manage its consultant utilization rates and its hourly consultant billing rates, (iii) the Company's ability to leverage its Century Date Compliance expertise into providing other mass change and project management services to its clients and (iv) the Company's ability to expand and develop additional branch offices and Virtual Insourcing Centers. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including factors described under "Risk Factors."

                                  THE COMPANY

     The Company's business was founded in 1973 by Eugene Figliulo as Systems & Programming Resources, Inc. ("Systems Inc."). During 1994, Systems Inc. transferred certain assets and liabilities to SPR Chicago, SPR Tulsa, and SPR Wisconsin, respectively. These entities were organized as S corporations and owned by the executives primarily responsible for the operations in each of these locations. SPR Chicago, SPR Tulsa, SPR Wisconsin, Systems Inc. and DataFlex (an affiliated IT services company in a complementary business) were merged into the Company upon the Company's formation in October 1996. See "Certain Transactions."

     The Company maintains its principal executive offices at 2015 Spring Road, Oak Brook, Illinois 60523-1874. Its telephone number is (630) 990-2040. The Company's World Wide Web address is www.sprinc.com.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock will be approximately $26.1 million, based upon the last sale price of the Common Stock on April 8, 1998 of $31.125 per share and after deducting estimated Underwriters' discounts and commissions and estimated offering expenses. The principal purposes of this Offering are to increase the Company's equity capital and financial flexibility and provide working capital to fund the Company's growth strategy. See "Business -- Growth Strategy".

     The Company anticipates that the net proceeds of this Offering will be used primarily for general corporate purposes, including: opening additional Virtual Insourcing Centers, expanding the Company's ITC Training Program, developing new service offerings, expanding branch locations, possibly acquiring related businesses, and for working capital. There can be no assurances that the Company will open any new offices or that it will make any acquisitions. The Company is not currently engaged in any negotiations for the acquisition of any other business. Pending any of the foregoing uses, the Company intends to invest the net proceeds in short-term investment grade securities, certificates of deposit or guaranteed obligations of the United States government.

     The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been traded on the Nasdaq National Market under the symbol "SPRI" since October 2, 1997. The following table sets forth, for the periods indicated, the range of high and low closing sale prices for the Common Stock as reported on the Nasdaq National Market.

                                                                 HIGH      LOW
                                                                ------    ------
1997
Fourth Quarter..............................................    $19.25    $13.88
1998
First Quarter...............................................     35.25     16.13
Second Quarter (through April 8, 1998)......................     32.63     31.13

     As of April 8, 1998, the last reported sale price of the Common Stock was $31.125 per share. As of April 8, 1998, the Company had approximately 32 stockholders of record.

                                DIVIDEND POLICY

     Other than the distribution of S corporation income earned prior to the Company's initial public offering, the Company has not made any distributions with respect to its Common Stock. The Company currently intends to retain future earnings to fund the development and growth of its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Any future determination as to the payment of dividends will depend upon the results of operations, financial condition, capital expenditure plans and other obligations of the Company and will be at the sole discretion of the Company's Board of Directors.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company: (i) as of December 31, 1997 and (ii) as adjusted to reflect the sale of 900,000 shares of Common Stock offered by the Company in this Offering at $31.125 per share (the last sale price of the Common Stock on April 8, 1998) and the application of the estimated net proceeds therefrom. The information set forth below should be read in conjunction with the Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Prospectus.

                                                                  AS OF DECEMBER 31, 1997
                                                                ---------------------------
                                                                ACTUAL          AS ADJUSTED
                                                                ------          -----------
                                                                      (IN THOUSANDS)
Current debt................................................    $    27           $    27
                                                                =======           =======
Long-term debt, less current maturities.....................          9                 9
                                                                -------           -------
Stockholders' equity:
  Preferred Stock, $.01 par value; 3,000,000 shares
     authorized; no shares issued and outstanding...........         --                --
  Common Stock, $.01 par value; 25,000,000 shares
     authorized; 8,091,371 shares issued and outstanding
     actual; 9,041,371 shares issued and outstanding as
     adjusted...............................................         81(1)             90(1)
Additional paid-in capital..................................     24,544            50,677
Retained earnings...........................................        905               905
                                                                -------           -------
Total stockholders' equity..................................     25,530            51,672
                                                                -------           -------
  Total capitalization......................................    $25,539           $51,681
                                                                =======           =======

-------------------------
(1) Excludes 1,044,252 shares of Common Stock reserved for issuance upon exercise of options granted or to be granted pursuant to the Option Plan and 476,029 additional shares of Common Stock reserved for issuance pursuant to the Employee Stock Purchase Plan. See "Management -- Stock Plans," "Description of Capital Stock" and Note 12 to Financial Statements.

                            SELECTED FINANCIAL DATA

     The following selected financial data is derived from the Company's financial statements and notes thereto that have been audited by Arthur Andersen LLP, independent public accountants. This information should be read in conjunction with the financial statements and notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                          YEARS ENDED DECEMBER 31,
                                         -----------------------------------------------------------
                                          1993       1994          1995          1996         1997
                                         -------    -------      --------      --------      -------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...............................  $11,731    $14,797      $ 22,908      $ 32,511      $53,422
Cost of services.......................    8,338     10,424        15,525        23,287       32,377
                                         -------    -------      --------      --------      -------
Gross profit...........................    3,393      4,373         7,383         9,224       21,045
COSTS AND EXPENSES
  Selling..............................    1,012      1,165         2,141         3,046        4,855
  Recruiting...........................      341        410           777         1,323        1,608
  Stock-based compensation.............       --      6,510(1)     27,987 (1)    12,231 (1)       --
  General and administrative
     expenses..........................    1,230      1,334         1,642         3,742        8,438
                                         -------    -------      --------      --------      -------
Total costs and expenses...............    2,583      9,419        32,547        20,342       14,901
                                         -------    -------      --------      --------      -------
Operating income (loss)................      810     (5,046)(1)   (25,164)(1)   (11,118)(1)    6,144
Other income (expense).................        6        (57)         (109)          (71)          47
                                         -------    -------      --------      --------      -------
Income (loss) before income taxes......      816     (5,103)(1)   (25,273)(1)   (11,189)(1)    6,191
Provision for income taxes.............        4         75            21             9        1,553
                                         -------    -------      --------      --------      -------
Net income (loss), as reported.........  $   812    $(5,178)(1)  $(25,294)(1)  $(11,198)(1)  $ 4,638
                                         =======    =======      ========      ========      =======
Historical diluted net income (loss)
  per share............................                          $  (3.91)     $  (1.73)     $  0.65
                                                                 ========      ========      =======
Pro forma net income (loss) per common
  share -- assuming dilution(2)........                          $  (4.08)     $  (1.79)     $  0.45
                                                                 ========      ========      =======
Pro forma net income per common share
  -- assuming dilution and excluding a
  one-time deferred tax charge(2)......                                                      $  0.52
                                                                                             =======
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and short-term investments........  $   289    $ 1,083      $  1,109      $    356      $21,158
Working capital........................    1,771      1,674         2,370         1,194       23,097
Total assets...........................    2,418      3,573         5,584         7,131       31,943
Long-term debt, less current portion...       --      1,841           704           206            9
Total stockholders' equity.............    1,954        326         2,275         2,507       25,530

---------------

(1) In 1994, Systems Inc. transferred certain assets and liabilities to SPR Chicago and SPR Wisconsin. Inasmuch as such 1994 transactions were among family members within a control group, such transactions have been recorded in the Company's financial statements as if the stockholders of SPR Chicago and SPR Wisconsin received non-cash, stock-based compensation during 1994, 1995 and 1996 in an amount equal to the increase in the estimated value of such companies since 1994. This expense is non-recurring subsequent to October 31, 1996. Such compensation expense is recorded as stock-based compensation with the corresponding credit included in additional paid-in capital. Upon conversion of the Company to a C corporation upon closing of the initial public offering in October 1997, the retained deficit of the Company, which included the aggregate stock-based compensation expense, was reclassified and netted against additional paid-in capital. See Note 11 of Notes to Financial Statements.

(2) Prior to the initial public offering, the Company was an S corporation and was not subject to Federal and certain state corporate income taxes. The Statement of Operations Data reflects a pro forma provision for income taxes as if the Company had been subject to Federal and state corporate income taxes. The pro forma provision for income taxes is computed by multiplying the effective tax rate times the income (loss) before income taxes adjusted to eliminate the stock-based compensation expense and subtracting income taxes previously recorded.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

COMPANY OVERVIEW

     The Company was founded in 1973 and derives its revenues from providing IT consulting services. SPR principally bills its clients on a time and materials basis and revenues are recognized as services are provided. The Company has occasionally entered into fixed-price billing engagements and may enter into more such engagements in the future. Typically, the Company bills for its services on a biweekly basis to monitor client satisfaction and to manage its outstanding accounts receivable balances. The Company's cost of services consists primarily of consultant compensation and related expenses. Accordingly, the Company's financial performance is substantially affected by billing margins (billable hourly rate less consultant hourly cost) and consultant utilization rates (the ratio of hours billed to total available hours).

     SPR has maintained its billing margins by increasing its hourly rates to offset increases in its consulting staff costs. The Company manages its billing margins by establishing a target billing rate for each consultant; however, actual billing rates may be higher or lower than the target billing rates depending upon competitive pressures and market conditions. Hourly billing rate increases are generally implemented by the Company based upon market conditions, consultant skill levels and the terms of its engagements.

     To date, the Company believes that it has effectively managed its consultant utilization rates. Fluctuations in consultant utilization rates result from variations in the amount of unassigned time, which historically has consisted of training, vacation, sick and holiday time and time spent on administrative support activities while between engagements. In order to reduce unassigned time, the Company actively manages the terms of its engagements and matches available consultants to client requirements. Additional factors which vary and impact consultant utilization rates are: the number of entry-level training classes conducted through the Company's ITC Training Program, and the amount of time it takes to assign the newly trained consultants.

     The Company believes that its business and growth strategies are primarily dependent upon the availability of qualified technical consultants. To address the shortage of qualified technical consultants, the Company has developed a three-to-six year training program targeted at college graduates with degrees other than in computer science. The initial seven-week entry-level course specifically focuses on Century Date Compliance, while advanced course modules concentrate on the Company's other service offerings. The individuals enrolled in the ITC Training Program are paid a salary commensurate with the salary paid to computer science graduates. Since the commencement of the program on February 15, 1996, 200 individuals have entered and successfully completed the entry-level portion of the ITC Training Program. The Company incurred approximately $1.6 and $1.3 million in 1997 and 1996, respectively, in expenses attributable to the program, all of which have been expensed as incurred. Employees who complete the entry-level course and are placed on customer engagements generate significantly higher gross margins than the Company's more experienced consultants. Since their cost relative to their billing rate is less than the more experienced consultants, the Company believes that these higher margins will enable it to sustain this training program and conduct additional training classes on a regular basis.

     In 1994, Systems Inc. transferred certain assets and liabilities to SPR Chicago and SPR Wisconsin. Inasmuch as such 1994 transactions were among family members within a control group, such transactions have been recorded in the Company's financial statements as if the stockholders of SPR Chicago and SPR Wisconsin received noncash, stock-based compensation during 1994, 1995 and 1996. This compensation expense was allocated to each such period based upon the increase in the estimated fair market value of SPR Chicago and SPR Wisconsin during the respective periods. Compensation expense was calculated as follows:
(i) multiply the number of shares of Common Stock owned by the former stockholders of SPR Chicago and SPR Wisconsin by the estimated market value per share of the Company (which was estimated at $15.00 per share in 1994 and 1995 and $14.00 per share in 1996), (ii) then subtract the payments made by SPR Chicago and SPR Wisconsin to Systems Inc. on the notes issued in connection with the 1994 transactions and (iii) then subtract the value of the shares received by the stockholders of SPR Chicago and SPR Wisconsin attributable to such stockholders' interests in Systems Inc. and DataFlex. This expense is non-recurring subsequent to October 31, 1996. Upon the conversion of the Company to a C corporation at the closing of the initial public offering, the retained deficit of the Company, which included the aggregate stock-based compensation expense, was reclassified and netted against additional paid-in capital.

     On June 2, 1997, the Company granted options to purchase 819,216 shares of Common Stock at an exercise price of $7.66 per share, of which options to purchase 276,725 shares vested immediately. As a result, non-cash compensation expense related to these vested options of approximately $0.5 million was recorded for the year ended December 31, 1997. The expense related to these vested options is non-recurring subsequent to June 30, 1997. However, over the next five years, the Company will recognize non-cash compensation expense of up to approximately $150,000 per year as additional options to purchase 537,792 shares of Common Stock vest. See Note 12 of Notes to Financial Statements.

RESULTS OF OPERATIONS

     The following table sets forth selected statements of operations data as a percentage of revenues for the periods indicated:

                                                                PERCENTAGE OF REVENUE
                                                               YEARS ENDED DECEMBER 31,
                                                              --------------------------
                                                              1995       1996       1997
                                                              ----       ----       ----
STATEMENT OF OPERATIONS DATA:
Revenues....................................................   100%      100%       100%
Cost of services............................................    68        72         61
                                                              ----       ---        ---
  Gross profit..............................................    32        28         39
Costs and expenses:
  Selling...................................................     9         9          9
  Recruiting................................................     3         4          3
  Stock-based compensation..................................   122(1)     38(1)      --
  General and administrative expenses.......................     7        11         16(2)
                                                              ----       ---        ---
     Total costs and expenses...............................   141        62         28
Operating income (loss)(1)..................................  (109)      (34)        11(2)
Other income (expense)......................................    --        --         --
                                                              ----       ---        ---
Income (loss) before income taxes...........................  (109)      (34)        11
Provision for income taxes..................................    --        --          3
Net income (loss), as reported(1)...........................  (109)%     (34)%        8%(2)
                                                              ====       ===        ===

---------------

(1) In 1994, Systems Inc. transferred certain assets and liabilities to SPR Chicago and SPR Wisconsin. Inasmuch as such transactions were among family members within a control group, such transactions have been recorded in the Company's financial statements as if the stockholders of SPR Chicago and SPR Wisconsin received non-cash, stock-based compensation during 1994, 1995 and 1996, in an amount equal to the increase in the estimated value of such companies since 1994. This expense is non-recurring subsequent to October 31, 1996. See Note 11 of Notes to Financial Statements.

(2) General and administrative expenses include bad debt expense of approximately $0.8 million relating primarily to a retail customer which filed for Chapter 11 bankruptcy and non-cash compensation expense of approximately $0.5 million relating to the grant of options.

     1997 COMPARED TO 1996

     Revenues. Revenues increased 64% to $53.4 million in 1997 from $32.5 million in 1996. This increase was primarily the result of revenue generated by the consultants who completed entry-level training in 1996 and 1997, and an increased number of engagements for both new and existing clients. A higher proportion of these engagements encompassed strategic planning and project focused engagements, which yield higher billing rates. See "Business -- Service Offerings."

     Gross Profit. Gross profit consists of revenues less cost of services, which includes consultant salaries, benefits and travel expenses. The Company's gross profit of $9.2 million or 28% of revenues in 1996 increased 128% to $21.0 million or 39% of revenues in 1997. The increase in gross profit was primarily attributable to higher billing rates and a higher billing-to-consultant cost ratio (which is revenues divided by consultant cost), which were realized as a result of the increase in project management engagements and the placement of consultants who completed the entry-level course of the ITC Training Program in 1996 and 1997.

     Selling Expenses. Selling expenses include the salaries, benefits, commissions, bonuses, travel, entertainment and other direct costs associated with the Company's direct sales force. Selling expenses increased 59% to $4.9 million in 1997 from $3.0 million in 1996. This increase was primarily the result of increased commissions attributable to the 64% increase in sales over the comparable period. The Company's selling expenses as a percentage of revenues were 9% in both 1997 and 1996.

     Recruiting Expenses. Recruiting expenses consist of costs related to hiring new personnel, which include the salaries, benefits, bonuses and other direct costs of the in-house recruiters, consultant relocation fees, recruiters' travel expenses, and advertising costs. The Company hired 384 consultants in 1997 compared to 292 in 1996. Recruiting expenses increased to $1.6 million in 1997 from $1.3 million in 1996. Total recruiting costs per hire decreased to approximately $4,200 in 1997 from approximately $4,500 in 1996.

     Stock-based Compensation Expense. Stock-based compensation expense consists of non-cash expense resulting from the financial statement treatment of the 1994 transfers by Systems Inc. of certain of its assets and liabilities to SPR Chicago and SPR Wisconsin. The stock-based compensation expense was allocated to each period based upon the increase in the estimated fair market value of SPR Chicago and SPR Wisconsin. The increase in the estimated fair market value of SPR Chicago and SPR Wisconsin for the periods presented was based primarily upon SPR Chicago's and SPR Wisconsin's revenue growth over such periods. The expense is non-recurring subsequent to October 31, 1996. There was no stock-based compensation expense allocated in 1997 compared to $12.2 million in 1996.

     General and Administrative Expenses. General and administrative expenses include salaries and benefits of management and support staff, leased facilities cost, training, travel expenses related to general and administrative matters, outside professional fees, depreciation and all other corporate costs. General and administrative expenses increased 126% to $8.4 million in 1997 from $3.7 million in 1996. This increase was primarily attributable to thirteen additional employees, general salary and management bonus increases, non-cash compensation expense of approximately $0.5 million related to the grant of options on June 2, 1997, bad debt expense of approximately $0.8 million relating primarily to a client which filed for Chapter 11 bankruptcy in 1997 and $0.2 million in expenses relating to the Company's March 1997 proposed initial public offering that was postponed until October 1997. Additional factors contributing to this increase include increased rent relating to new office space in Wisconsin, increased depreciation, increased professional fees and training costs associated primarily with outside instructors for the ITC Training Program.

1996 COMPARED TO 1995

     Revenues. Revenues increased 42% to $32.5 million in 1996 from $22.9 million in 1995. This increase was primarily the result of an increased number of engagements for both new and existing clients. A higher proportion of these engagements encompassed strategic planning, project-focused engagements, which yield higher billing rates.

     Gross Profit. Gross profit increased 25% to $9.2 million in 1996 from $7.4 million in 1995. Gross profit as a percentage of revenues decreased to 28% in 1996 from 32% in 1995. The decrease in gross profit was primarily attributable to salaries and benefits of trainees enrolled in the ITC Training Program, and the subsequent delay in the assignment of these individuals to billable engagements. This resulted in an increase in expenses of approximately $0.8 million without any increase in revenues. In addition, the Company hired 20 project managers (an increase of 200% from 1995) to satisfy anticipated demand for the Company's services. The Company's operating income for the year ended December 31, 1996 was adversely affected by the large number of project managers hired during such period and the amount of time these project managers devoted to enhancing the Company's proprietary methodologies and performing marketing and administrative activities.

     Selling Expenses. Selling expenses increased 42% to $3.0 million in 1996 from $2.1 million in 1995. This increase was primarily the result of increased commissions attributable to the 42% increase in sales over 1995. The Company's selling expenses, as a percentage of revenues, were 9% in 1996 and 1995.

     Recruiting Expenses. The Company hired 292 consultants during 1996 compared to 254 in 1995. Recruiting expenses increased 70% to $1.3 million in 1996 from $0.8 million in 1995. The Company employed on average 4 more recruiters in 1996 than in 1995 to handle the increased hiring activity. As a result of such additions, total recruiting costs per hire increased to approximately $4,500 in 1996 from approximately $3,100 in 1995.

     Stock-based Compensation Expense. Stock-based compensation expense allocated to 1996 was $12.2 million compared to $28.0 million allocated to 1995.

     General and Administrative Expenses. General and administrative expenses increased 128% to $3.7 million in 1996 from $1.6 million in 1995. This increase was primarily attributable to hiring eight additional employees, increased rent relating to new office space in Chicago and Wisconsin, increased depreciation, training costs associated primarily with outside instructors and initial staffing of the IDS business unit, including the reclassification of certain employee salaries from cost of services and selling expenses to reflect the change in responsibilities of these employees.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited quarterly operating information for each of the periods shown. This data has been prepared on the same basis as the audited financial statements, and in management's opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the periods presented. Results for any previous fiscal quarter are not necessarily indicative of results for the full year or for any future quarter.

                                                    1996                                        1997
                                  ----------------------------------------    ----------------------------------------
                                   FIRST     SECOND      THIRD     FOURTH      FIRST     SECOND      THIRD     FOURTH
                                  QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                                  -------    -------    -------    -------    -------    -------    -------    -------
                                                                     (IN MILLIONS)
Revenues........................   $7.4       $7.6       $8.4       $9.1       $10.5      $12.2      $14.2      $16.5
Gross profit....................    2.3        2.1        2.6        2.2         3.8        4.9        5.8        6.5

     Operating results fluctuate based upon the timing of service offering expansion activities, the hiring and training of consultants, the initiation and completion of engagements, the timing of corporate expenditures, and the number of billable days in the respective quarter.

LIQUIDITY AND CAPITAL RESOURCES

     On October 2, 1997, the Company completed its initial public offering of 2,990,000 shares of the Company's Common Stock. The Company sold 1,600,000 of such shares.

     Net proceeds to the Company from the sale of 1,600,000 shares in the initial public offering was approximately $22.5 million, after deducting underwriting discounts and commissions of $1.8 million and initial public offering expenses of $1.3 million paid by the Company. The Company did not receive any of the proceeds from the sale of shares by the selling stockholders.

     The Company distributed a total of approximately $2.8 million of the net proceeds to the Company's stockholders who owned shares prior to the initial public offering, which amount represents the Company's undistributed S corporation earnings from November 1, 1996 through the closing date of the initial public offering, plus other income tax related distributions. In addition, the Company used approximately $2.7 million of its net proceeds from the initial public offering to pay outstanding indebtedness to its lenders under a revolving credit facility and two term notes and approximately $1.0 million of such proceeds to expand existing Virtual Insourcing Centers, develop additional Centers and expand the ITC Training Program.

     The remaining net proceeds of approximately $16.0 million from the initial public offering have been temporarily invested in short-term investment grade securities, certificates of deposit and direct or guaranteed obligations of the United States government. The Company intends to use the remaining net proceeds for general corporate purposes, including the expansion of its ITC Training Program, the development of additional Virtual Insourcing Centers, branch expansion, possible acquisitions of related businesses, and for working capital.

     At December 31, 1997, the Company had approximately $21.2 million of cash and short-term investments. Prior to its initial public offering, the Company financed its growth through cash flows from operations, periodically supplemented by borrowings under its line of credit or revolving credit and term loan facilities. Receivables have decreased to 42 days of revenues at December 31, 1997 from 43 days of revenues at December 31, 1996.

     Net cash flows provided from operating activities totaled $1.6 million, $0.7 million, and $5.9 million in 1995, 1996, and 1997, respectively. The decrease from 1995 to 1996 in net cash flow provided by operating activities was primarily a result of the decrease in net income adjusted for non-cash stock-based compensation from approximately $2.7 million in 1995 to $1.0 million in 1996. The increase in net cash flow in 1997 was primarily a result of increases in net income, accrued compensation and accounts payable, partially offset by an increase in accounts receivable. Net cash used in the Company's investing activities, primarily to fund capital expenditures and to purchase short-term investment grade securities in 1997, totaled ($0.1 million), ($0.9 million), and ($20.1 million) for the years ended 1995, 1996, and 1997, respectively. Net cash used in financing activities consisted primarily of payments on a note payable to Eugene Figliulo and dividend distributions to stockholders, offset by the net proceeds from the issuance of common stock in 1997.

     As of the date of this Prospectus, the Company has no outstanding debt.

     The Company believes that funds generated from operations, the net proceeds from this Offering and the unexpended proceeds from the initial public offering will provide adequate cash to fund its anticipated operating needs and capital expenditures for the foreseeable future.

                                    BUSINESS

COMPANY OVERVIEW

     SPR has over 24 years of experience in providing IT services to clients in a variety of industries, including financial services, healthcare, insurance, manufacturing, oil and gas, transportation and utilities. The Company focuses its marketing efforts on Fortune 1000 companies and other large organizations which have complex IT operations and significant IT budgets. SPR's objective is to become the leading IT services provider to both new and existing clients. SPR provides its clients with three levels of consulting support which are distinguished by the degree of responsibility the Company assumes: strategic planning, project management and implementation. Within this framework, SPR currently provides outsourcing services through four service offerings: Systems Re-engineering, Century Date Compliance, Application Management and IDS in addition to providing General Consulting services. SPR bills its clients on either a time and materials or a fixed-price basis. The Company believes that this breadth of service and support fosters long-term client relationships, promotes cross-selling opportunities and minimizes the Company's dependence upon any particular service offering or client.

     As of December 31, 1997, the Company had four branch offices located in Chicago, Tulsa, Milwaukee and Dallas and 573 IT consulting professionals, including 52 project managers and 42 independent contractors. The number of consultants employed or retained by the Company as of December 31, 1997 was 41% greater than at the end of 1996. The Company has made, and intends to continue to make, significant investments in its systems infrastructure, recruiting organization, training programs and marketing initiatives in an effort to sustain growth. SPR intends to leverage these investments, as well as its operating expertise, by opening additional branch offices.

     SPR's growth strategies have allowed it to capitalize on the growing demand for IT services. The Company's revenues increased at a compound annual growth rate of 46% from 1993 through 1997 and at an annual rate of 64% from 1996 to 1997. More than 65% of the Company's 1997 revenues were attributable to over 50 companies which had been clients for at least the prior three consecutive years. The Company has made significant infrastructure investments in recent years, notably the development and implementation of the ITC Training Program and the establishment of Virtual Insourcing Centers. These investments have enabled the Company to keep pace with the growing demand for its service offerings and have resulted in significant increases in profitability. The Company achieved gross margins of 39% in 1997 as compared to 28% in 1996 and 32% in 1995.

INDUSTRY OVERVIEW

     Dataquest Incorporated estimated total expenditures for professional IT services in the United States would be $62 billion in 1997. Dataquest also estimates that the professional IT services market, consisting of consulting and education, systems integration and development and systems management services, will reach approximately $80 billion by 1999. This represents a compound annual growth rate of approximately 14% between 1997 and 1999.

     The Company's experience is that many large organizations find it increasingly difficult and costly to internally maintain their existing systems. Management believes that over 80% of existing mainframe and mid-range systems will still be in operation ten years from now as businesses will continue to require massive data storage capabilities and tremendous processing power, which are most efficiently provided by mainframe technology. As providers of IT services focus more on the client/server segment of the market, however, fewer professionals possess the skills necessary to support and maintain existing mainframe and mid-range systems. The Company believes these factors provide it with a substantial growth opportunity within the IT services industry.

     In addition, the Company believes that clients will continue to maintain and improve their existing systems because: (i) existing systems represent an enormous investment which may prove too risky and expensive to completely replace; (ii) mainframe computing is increasingly being utilized in new ways as Internet/intranet technologies develop; (iii) existing systems are critical to the functioning of clients' businesses as they contain vital business information needed to build replacement systems; and (iv) regardless of which front-end computing platform is utilized, clients still need to access data resident in mainframe computers.

     The Company also is capitalizing on the substantial growth opportunity created by problems inherent in implementing mass changes to application systems and their associated data bases. Examples of mass change include the European Community's expected conversion to the Euro currency, the extension of the number of digits and other characters in zip codes, product codes and account numbers and, especially, the year 2000 problem, the software glitch that will prevent computers from properly recognizing dates after the year 1999. Coding 19YY as YY eliminated two characters from each date reference thereby preserving substantial amounts of disk storage and memory. A date shown as YY/MM/DD provides many calculation options within a system, such as age, interest computations, inventory, materials planning, shelf life, shipping dates and billing. The problem with this programming format is that in the year 2000, when YY=00, none of the calculations will work properly. If corrections are not made prior to January 1, 2000, computer systems may fail which could cause businesses to stop functioning properly. This abbreviated date-coding format is prevalent in core, mission-critical systems, which comprise millions of lines of computer code in existing systems. The data used and generated by these systems are heavily integrated into multiple files and databases. This data integration typically results in thousands of interfaces, each of which must be analyzed, changed and tested to correct the problem, while minimizing the impact on ongoing operations. Capers Jones estimates the cost in the United States to correct the year 2000 problem associated with software and databases to be $130 billion. In addition, Gartner Group, Inc. projects that only 50% of all systems in the world will be year 2000-compliant by the end of 1999.

BUSINESS STRATEGIES

     The Company's objective is to become the leading ITservices provider to both new and existing clients. To achieve this objective, the Company has pursued, and intends to continue to pursue, the following business strategies:

     EXPAND INFORMATION TECHNOLOGY CONSULTANT (ITC) TRAINING PROGRAM. As of December 31, 1997, the Company employed 18 full-time recruiters: eight in Chicago, five in Tulsa, four in Milwaukee and one in Dallas. Over the past 24 years, the Company has developed and refined an internal recruiting database which facilitates rapid identification of consultant candidates based upon skill and geographic location. To address the industry-wide shortage of qualified technical consultants, the Company has developed a three-to-six year training program. The ITC Training Program, targeted at college graduates with degrees other than in computer science, begins with a seven-week entry-level course specifically focused on Century Date Compliance. In addition, the Company, in conjunction with DeVry, Inc., a leading higher education institution specializing in technology, has developed a continuing education program to further enhance its consultants' careers and improve their technical skills. See "-- Recruiting and Training." The Company believes that these entry-level and continuing education training programs and the Option Plan and the Employee Stock Purchase Plan provide the Company with a competitive advantage in attracting, developing and retaining qualified technical consultants. As of March 31, 1998, 200 individuals have entered and successfully completed the entry-level portion of the ITC Training Program. See "Management -- Stock Plans."

     CONTINUE TO FOCUS ON PROJECT MANAGEMENT TO DELIVER VALUE-ADDED IT SOLUTIONS. In recent years, the Company has shifted its focus from general consulting engagements such as contract programming to outsourcing engagements focusing on project management and strategic planning such as Century Date Compliance, Systems Re-engineering, Application Management and IDS. The Company believes that by providing such value-added services it develops in-depth knowledge of its clients' existing systems and gains a competitive advantage in assessing its clients' needs with respect to emerging technologies and anticipating opportunities to provide additional IT services.

     FOCUS ON LEADING TECHNOLOGIES. The Company maintains and continues to build expertise not only in mainframe applications but also in other high demand technologies, such as Internet/intranet applications, open computing systems, data warehousing and relational data base management systems. SPR has developed, and intends to continue developing, relationships with software product developers and research institutions to remain on the leading edge of technological development and to provide its clients with technologies that are best suited to their individual needs.

     DELIVER UNBIASED SERVICE OFFERINGS UTILIZING DISCIPLINED METHODOLOGIES. The Company works closely with its clients' IT personnel from the strategic planning phase through the completion of an engagement. To increase productivity and efficiency, the Company has developed specific proprietary service methodologies, Renovation(SM), Renovation2000(SM), and RenovationEuro(SM) and a proprietary software analysis tool, CodeVu(SM). See "-- Proprietary Service Methodologies and Software Analysis Tool." In implementing its methodologies, the Company utilizes the best available third-party application software and productivity tools without regard to specific third-party vendor relationships, thereby avoiding the bias resulting from promoting third-party products. The Company is capable, therefore, of offering its clients an objective assessment of the advantages and disadvantages of the latest packaged software applications, platforms, operating systems and productivity tools.

GROWTH STRATEGIES

     Historically, the Company has grown by developing new service offerings and expanding its client base. The Company may also pursue growth through selected geographic branch expansion and strategic acquisitions. Management believes that its strategies have positioned the Company to achieve continued growth in revenues and earnings. Key elements of the Company's growth strategies include the following:

     CAPITALIZE ON OUTSOURCING TREND THROUGH CENTURY DATE COMPLIANCE AND OTHER MASS CHANGE EXPERTISE. SPR was an early entrant into the year 2000 segment of the market, completing its first Century Date Compliance engagement in 1993. The Company expects that its expertise in this industry segment will result in additional Century Date Compliance engagements as the year 2000 approaches. To date, the Company has found that many of its clients request the Company not only to evaluate their Century Date Compliance needs, but also to assess functional and technical quality in their application portfolios and develop strategies for improvement. As a result of its Century Date Compliance engagements, SPR expects to be strategically positioned to provide additional IT services to clients who have already entrusted their core, mission-critical systems to SPR. In addition to its Century Date Compliance expertise, the Company also has experience in implementing other mass changes to applications and systems and their associated data bases, such as the extension of the number of digits or other characters in zip codes, product codes and account numbers. More recently, the Company has established a task force and has begun work on projects to allow clients' systems to process the European Community's expected conversion to the Euro currency.

     DEVELOP ADDITIONAL VIRTUAL INSOURCING CENTERS. In order to capitalize on the corporate trend towards outsourcing, the Company established its first Virtual Insourcing Center in the third quarter of 1996. Virtual Insourcing Centers augment the Company's Application Management service offering and are logical extensions of the Company's Systems Re-engineering, Century Date Compliance and General Consulting service offerings. See "-- Service Offerings." Equipped with a variety of computer hardware, software and networking technologies and systems, these Centers enable the Company to provide the full range of its service offerings in a Company facility rather than at its clients' facilities. The Virtual Insourcing Centers also enable the Company to assume off-site project management responsibilities and to complete Century Date Compliance and Systems Re-engineering and Application Management engagements without interrupting its clients' businesses. In addition, Virtual Insourcing Centers allow the Company to implement the testing phases of its Renovation(SM) and Renovation2000(SM) methodologies seven days a week, rather than only on weekends when clients are not utilizing their systems. Since its initial public offering in October 1997, the Company has doubled the capacity of its Chicago Center and opened and subsequently expanded its capacity in Centers in Tulsa and Dallas and intends to open a Center in Milwaukee in the second quarter of 1998.

     DEVELOP AND EXPAND ADDITIONAL CLIENT SERVICES. The Company believes there are substantial opportunities for increasing revenues by developing and expanding services offered to existing and prospective clients. In response to client needs, SPR implemented its IDS service offering. IDS was introduced to provide end-users access to data locked within existing systems. By incorporating technologies such as data warehousing, on-line analytical processing ("OLAP"), data mining and the Internet/intranet, IDS helps bridge the gap between modern technologies and existing systems.

     LEVERAGE EXISTING CLIENT BASE. The Company intends to continue building long-term client relationships. Its record of customer satisfaction and expanded service offerings have contributed to the Company's ability to increase the revenues generated from existing clients. The Company derived more than 70% of its revenues in 1997 from over 50 clients to which it had provided IT services in at least the prior three consecutive years. The Company intends to further penetrate its existing client base by providing additional service offerings.

     EXPAND GEOGRAPHIC PRESENCE. Geographic expansion will be driven primarily by the growing need to service existing clients' divisions or affiliates in new geographic locations. The Company opened a Dallas branch in February, 1997. The Company also may pursue strategic acquisitions either to expand its geographic presence or to complement and further diversify its existing service offerings.

SERVICE OFFERINGS

     Since its inception, the Company has provided technical personnel to augment its clients' internal IT departments. Over the past several years, however, the Company has focused its efforts on providing higher-end service offerings. The Company provides its clients with three levels of consulting support which are distinguished by the degree of responsibility the Company assumes: strategic planning, project management and implementation. Within this framework, SPR currently provides outsourcing services through four service offerings: Systems Re-engineering, Century Date Compliance, Application Management and IDS, in addition to providing General Consulting services. The amount of responsibility assumed by the Company generally depends upon a client's in-house capabilities and desire to outsource IT functions. Based upon client needs, SPR can provide strategic planning, project management or implementation either at its clients' facilities or off-site at SPR's Virtual Insourcing Centers. See "-- Growth Strategies -- Develop Additional Virtual Insourcing Centers." SPR employs proven proprietary service methodologies and software analysis tools to deliver these services. See "-- Proprietary Service Methodologies and Software Analysis Tool." SPR bills its clients on either a time and materials or fixed-price basis.

              [GRAPHICS REGARDING THE COMPANY'S SERVICE OFFERINGS]

     GENERAL CONSULTING. General Consulting consists of providing technical personnel with expertise in a wide variety of skills and disciplines to augment clients' internal IT departments. Clients' IT departments often require advice and programming skills without the full range of project management support. General Consulting consists of staff augmentation principally for maintenance and development of client/server and mainframe environments.

     SYSTEMS RE-ENGINEERING. Systems Re-engineering consists of software portfolio analysis and assessment, code stabilization, code modularization, language upgrades or conversions, business specification extraction and system documentation. The Company re-engineers existing systems to create more manageable and functional applications and transitions existing systems to distributed client/server and networking systems. This service offering allows the Company's clients to leverage their investments in existing systems through analysis, improvement, redesign and reuse of applications.

     CENTURY DATE COMPLIANCE. Century Date Compliance consists of retrofitting existing systems to address the date-coding problem that will be caused by the year 2000. Century Date Compliance services include high-level organizational assessment of a client's software portfolio and organizational readiness, engagement planning and management and implementation. See "-- Industry Overview." In 1997, Century Date Compliance services accounted for approximately 43% of the Company's revenues.

     APPLICATION MANAGEMENT. Application Management consists of providing the management, systems maintenance and support of all or part of clients' existing IT applications. Using proprietary and third-party service methodologies and tools, the Company provides transition planning, project management, program maintenance and testing, production support and system improvements.

     INFORMATION DELIVERY SERVICES. IDS consists of accessing, analyzing and managing data which currently resides in existing systems. The Company uses its expertise with existing systems and emerging technologies to provide its clients with the ability to retrieve and utilize data resident in existing systems which would otherwise be inaccessible. Services provided within IDS include information harvesting, information analysis and information publishing, which incorporate technologies such as OLAP and the Internet/intranet.

PROPRIETARY SERVICE METHODOLOGIES AND SOFTWARE ANALYSIS TOOL

     The Company's proprietary service methodologies, Renovation(SM), Renovation2000(SM), and RenovationEuro(SM) and its proprietary software analysis tool, CodeVu(SM), provide SPR with a disciplined approach to fulfill its engagements. Renovation(SM), Renovation2000(SM) and RenovationEuro(SM) will enable the Company to deliver its service offerings through a tested and repeatable format. CodeVu(SM) quickly and accurately provides information concerning client software portfolios. These service methodologies coupled with the software analysis tool, as well as key strategic alliances with third-party software providers, facilitate the development of well-defined tasks and timetables for each phase of an engagement from strategic planning through implementation.

     RENOVATION(SM). Renovation(SM) was first used by the Company in 1988 for Systems Re-engineering engagements. The methodology employs a four phase approach: assessment, improvement, transformation and preservation. In the assessment phase, the system is analyzed for architectural deficiencies and a strategy is developed for correcting these deficiencies and transforming the existing architecture. In the improvement phase, commercially available tools and internally developed techniques are applied to implement the strategy developed in the assessment phase. In the transformation phase, the newly re-engineered system is transformed into a new architectural paradigm. In the preservation phase, quality assurance procedures are developed. These procedures are designed to help prevent the degradation of the system after the Systems Re-engineering process is complete, thereby protecting the client's investment in its existing systems.

     RENOVATION2000(SM). Renovation2000(SM) is SPR's methodology for Century Date Compliance engagements. This methodology employs a repeatable process which, in conjunction with the best available third-party application software and productivity tools, analyzes, locates and retrofits all programs and data affected by the absence of a century date field to permit processing of dates after 1999. This methodology enables the

Company to capture information allowing the refinement of the process and the preparation of estimates and schedules throughout the engagement.

     RENOVATIONEURO(SM). RenovationEuro(SM) is being developed by SPR for engagements regarding the conversion of systems to process the European Community's expected transition to the Euro currency. This methodology will employ a repeatable process which, in conjunction with the best available third-party application software and productivity tools, analyzes, locates and retrofits all programs and data affected by the definitional and functional requirements to permit processing of the conversion of the European Community's existing currencies into the Euro currency. This methodology will enable the Company to capture information allowing the refinement of the process and preparation of estimates and schedules throughout the engagement.

     CODEVU(SM). CodeVu(SM), which runs on mainframe and personal computing platforms, analyzes source code and provides quantitative information at the program and system level. CodeVu(SM) provides insight regarding the technical quality of the source code, identifies programs that are the most costly to maintain and represent the highest risk and identifies and locates potential problems hidden within the code. This tool has been used successfully by the Company in a large number of engagements including Systems Re-engineering, Century Date Compliance and Application Management. CodeVu(SM) is often integrated into client environments to assist with the maintenance and preservation of source code.

RECRUITING AND TRAINING

     As of December 31, 1997, the Company employed 18 full time recruiters, including three recruiting managers, who are responsible for recruiting and establishing relationships with qualified technical personnel. Technical personnel meeting the Company's standards are added to a computerized database. Recruiting managers maintain regular contact with technical personnel, monitor their availability and changes in skill levels and update the database, which has been maintained for over 24 years. See "Risk Factors -- Need to Attract and Retain Qualified Technical Consultants."

     In the first quarter of 1996, the Company implemented its ITC Training Program to address the current shortage of available technical consultants for its Century Date Compliance engagements. The Company actively recruits college graduates with degrees other than in computer science, such as music, mathematics and philosophy. Based upon its experience with graduates of the entry-level portion of the training program, the Company believes such individuals have the aptitude to develop the requisite systems and programming skills. The Company enrolls these individuals in an intensive seven-week entry-level training course. Upon completion of training, the Company places these individuals on Century Date Compliance engagements. The Company enters into employment agreements with these individuals, whereby the consultants agree to reimburse the Company for some or all of the cost of their training if they leave the Company within four years. Since the commencement of the ITC Training Program course on February 15, 1996, 200 individuals have entered and successfully completed entry-level portion of the ITC Training Program. The Company intends to continue to conduct additional training classes on a regular basis. In addition, the Company has developed training courses in conjunction with DeVry, Inc., a leading higher education institution specializing in technology. These courses offer SPR's consultants advanced training in information technologies. By participating in these advanced training courses, the Company's consultants can attain certification from DeVry and earn credits toward both a master's degree in information technology and a master's degree in business administration.

MARKETING AND SALES

     SPR marketing representatives are assigned to a limited number of accounts in order to develop an in-depth understanding of each client's individual needs and to build long-term client relationships. These representatives are responsible for providing highly responsive service and ensuring that the Company's service offerings achieve client objectives. In many instances, a portion of SPR's marketing activity is carried out by senior Company executives.

     The Company employs a variety of business development and marketing techniques to communicate directly with current and prospective clients, including: (i) various print and direct mail advertisements, (ii) participation in print and live interviews, roundtable discussions and seminars, and (iii) a World Wide Web site (www.sprinc.com). In addition, the Company believes that its Chief Executive Officer and Chairman is recognized as an expert concerning the year 2000 problem. He has participated, often with other service providers, research organizations and productivity tool and hardware companies, in print, television and live interviews and seminars concerning this problem. The Company believes these activities promote greater client awareness and enhance the SPR brand name.

CLIENT BASE

     The Company serves clients in a diverse range of industries, including financial services, insurance, oil and gas, healthcare, manufacturing, transportation and utilities, thereby mitigating cyclical effects of any one industry or market. The Company derives an additional level of diversification from certain of its clients. Different operating divisions of a given client may utilize any one or several services offered by SPR, which helps mitigate the risk of customer concentration. During 1997, SPR's ten largest clients accounted for approximately 50% of the Company's revenues and its largest customer, Allstate Insurance Company, accounted for approximately 12% of such revenues.

EMPLOYEES

     As of December 31, 1997, the Company had 573 IT consulting professionals, of whom 531 were employees and 42 were independent contractors. Of these IT consulting professionals, 52 were project managers. As of such date, the Company had 263 IT consulting professionals in Chicago, 146 in Tulsa, 143 in Milwaukee and 21 in Dallas.

     The Company has three categories of IT consultants: salaried employees, associate employees and independent contractors. Salaried employees are full-time employees of the Company and are eligible for all benefits offered by the Company. Associate employees are eligible for the same benefits offered to salaried employees but are paid on an hourly basis and, as such, are not entitled to paid time off in the form of sick days, personal days or vacation. Approximately 93% of the Company's IT consultants are salaried and associate employees. Independent contractors are not employees of the Company, but are paid on an hourly basis and are not entitled to any benefits offered to Company employees. Approximately 7% of the Company's IT consultants are independent contractors.

     The Company is not a party to any collective bargaining agreements and considers its relationships with its employees to be good.

COMPETITION

     The market for IT professional services is intensely competitive on local and national levels, and the Company competes frequently with a variety of companies for both the same clients and qualified technical consultants. These companies include: "Big Five" accounting firms, systems consulting and implementation firms, application software firms, service groups of computer equipment companies, general management consulting firms and programming companies. The Company considers large organizations with complex IT needs to be among its primary clients. Within a given market, there are a limited number of such potential clients, some of which have designated only certain IT professional services companies as approved providers of IT professional services. Primary competitive factors for obtaining and retaining clients include price, quality of services, technical expertise and responsiveness to client needs. The primary competitive factors in attracting and retaining qualified candidates as consultants are competitive compensation arrangements and consistent exposure to high quality and varied engagements.

     Several of the Company's competitors are substantially larger than the Company and have greater financial and other resources. Many of such competitors have also been in business longer than the Company and have significantly greater name recognition throughout the United States, including the geographic areas in which the Company operates and into which it may expand. In addition, such competitors are able to meet a broader range of a client's IT consulting needs and serve a broader geographic range than the Company, which permits such competitors to better serve national accounts. Although the Company believes that it competes, and will continue to compete, favorably with existing and future competitors, there can be no assurance that the Company will continue to do so. See "Risk Factors -- Competition" and "Risk Factors -- Need to Attract and Retain Qualified Technical Consultants."

INTELLECTUAL PROPERTY RIGHTS

     Software developed by SPR in connection with a client engagement typically becomes the exclusive property of the client. The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights, the rights of third parties from whom the Company licenses intellectual property and the proprietary rights of its clients. The Company enters into confidentiality agreements with its consultants in an effort to prevent the distribution of proprietary information. See "Risk Factors -- Intellectual Property Rights."

     SPR(SM), Renovation(SM), Renovation2000(SM), RenovationEuro(SM), CodeVu(SM) and the SPR logo are service marks of the Company. The Company holds no patents or registered copyrights, and has no present intention of registering any copyright or filing any patent applications. See "-- Proprietary Service Methodologies and Software Analysis Tool."

PROPERTY

     SPR leases its principal executive offices, which are located at 2015 Spring Road, Oak Brook, Illinois 60523-1874, and also leases facilities in Tulsa, Oklahoma, Dallas, Texas and Milwaukee, Wisconsin. These leases expire on January 21, 2002, May 31, 2004 and May 31, 2001, respectively. The Company also leases space in Oak Brook, Tulsa and Dallas to house Virtual Insourcing Centers. These leases expire in 2002, 2002 and 2003, respectively. The Company believes it has adequate space to conduct its current business. The Company anticipates, however, that additional space will be required as business expands but believes that it will be able to obtain suitable space as needed. See Note 6 of Notes to Financial Statements.

LEGAL PROCEEDINGS

     The Company is not involved in any legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company, and their ages and positions as of March 31, 1998, are as follows:

                NAME                   AGE                     POSITION
                ----                   ---                     --------
Executive Officers and Directors
Robert M. Figliulo...................   43    Chief Executive Officer and Chairman of
                                              the Board of Directors
David A. Figliulo....................   37    Executive Vice President and Director
Stephen J. Tober.....................   33    Executive Vice President -- Finance and
                                              Business Development
Stephen T. Gambill...................   47    Vice President and Chief Financial Officer
Stephen E. Tone......................   40    Vice President -- Project Services
Julia R. Wort........................   31    Vice President -- Sales
Michael J. Fletcher..................   42    Director of Professional Development --
                                              Tulsa and Director
Ronald L. Taylor(1)..................   53    Director
Sydnor W. Thrift, Jr.(2).............   68    Director
David P. Yeager(1)(2)................   44    Director

-------------------------
(1) Member of the Audit Committee of the Board of Directors.

(2) Member of the Compensation Committee of the Board of Directors.

     Directors hold office for one year and until their successors are elected and qualified. Executive officers of the Company are appointed by, and serve at the direction of, the Board of Directors.

     Robert M. Figliulo has served as Chief Executive Officer and Chairman of SPR since June 1997 and previously served as President and Chairman of SPR Chicago. Since joining the Company in May 1976, Mr. Figliulo has held numerous positions, including Programmer, Analyst, Account Manager, General Manager of both the Tulsa and Chicago offices and Vice President of Marketing. Mr. Figliulo received a Masters in Business Administration from the University of Chicago in 1987. Mr. Figliulo is the brother of David Figliulo and the son of Eugene Figliulo.

     David A. Figliulo has served as Executive Vice President and Director of SPR since June 1997, and previously served as Vice President of SPR Chicago. Since joining the Company in July 1989, Mr. Figliulo has served as an Account Manager and as the Vice President of Sales in the Company's Chicago office. Prior to joining the Company, Mr. Figliulo worked as an Account Manager for Baxter Healthcare, an international pharmaceutical company, in the Oxygen Systems Division and was recognized as the division's top salesman in the United States in 1987, 1988 and 1989. Mr. Figliulo is the brother of Robert Figliulo and the son of Eugene Figliulo.

     Stephen J. Tober has served as Executive Vice President -- Finance and Business Development since June 1997. Prior to joining the Company, Mr. Tober worked in the investment banking division of Smith Barney Inc. from 1995 through 1997. From 1991 through 1995 Mr. Tober worked in the corporate finance group of the law firm Latham & Watkins. Mr. Tober received a J.D. degree from the University of Virginia School of Law in 1991 and a B.A. degree from Amherst College in 1987.

     Stephen T. Gambill has served as Vice President and Chief Financial Officer since July 1996. From 1982 through July 1996, Mr. Gambill, a certified public accountant, held various financial management positions within Natural Gas Pipeline Company of America, a large natural gas pipeline, and most recently served as its Director of Accounting. Prior to 1982, Mr. Gambill held various auditing positions with the public accounting firms of Coopers and Lybrand and Deloitte, Haskins & Sells. Mr. Gambill received a Masters in Business Administration degree from the University of Chicago in 1987.

     Stephen E. Tone has served as Vice President of Project Services since November 1997. Mr. Tone joined SPR in September of 1992 as the Director of Project Services -- Chicago. Prior to joining the Company, Mr. Tone worked for a variety of technology firms including XA Systems and Technology Solutions Company. Mr. Tone obtained his Bachelor of Computer Science degree from California State University in 1985.

     Julia R. Wort has served as the Vice President of Sales since November 1997. Ms. Wort joined the Company in September 1992 as a Sales Representative and most recently served as Director of Sales -- Milwaukee. Prior to joining the Company, Ms. Wort was employed as a Sales Representative for a distributor of specialized commercial hardware and software and a Sales Representative for a major hospitality marketing firm. Ms. Wort received a B.S. degree in Political Science from the University of Illinois in 1989.

     Michael J. Fletcher has served as General Manager and is currently serving as Director of Professional Development -- Tulsa. Previously, he served as President of SPR Tulsa. Mr. Fletcher joined SPR in 1986 as a Recruiter in the Chicago office and since that time has held a variety of positions in both the Tulsa and Chicago offices including Branch Manager of the Tulsa office, Field Support Representative and Technical Manager. Prior to joining SPR, Mr. Fletcher worked in the staffing support and personnel recruiting industry.

     Ronald L. Taylor has served since 1987 as a director, President and Chief Operating Officer of DeVry, Inc., one of the largest publicly-owned, degree-granting, higher education companies in North America. Mr. Taylor co-founded Keller Graduate School of Management and was, from 1973 to 1987, its President and Chief Operating Officer. Mr. Taylor received a Masters in Business Administration degree from Stanford University in 1971.

     Sydnor W. Thrift, Jr. has served as Director of Player Development for the Baltimore Orioles professional baseball team since November 1994. From November 1991 through October 1994, Mr. Thrift served as the Assistant General Manager for the Chicago Cubs professional baseball team. From January 1991 through October 1991, Mr. Thrift served as a consultant to three professional baseball teams: the San Francisco Giants, the Los Angeles Dodgers and the New York Mets.

     David P. Yeager has served as Vice Chairman of the Board of Directors of Hub Group, Inc., the largest intermodal marketing company in the United States, since January 1992. Mr. Yeager has also served as Chief Executive Officer of Hub Group, Inc. since March 1995 and was President of Hub Group, Inc. from October 1985 through December 1991. Mr. Yeager received a Masters in Business Administration degree from the University of Chicago in 1987.

BOARD COMMITTEES

     In October 1996, the Board of Directors established a Compensation Committee consisting of Messrs. Thrift and Yeager and an Audit Committee consisting of Messrs. Taylor and Yeager. The Compensation Committee makes recommendations to the Board of Directors concerning compensation of the Company's directors, officers and employees. The Compensation Committee also oversees and administers the Employee Stock Purchase Plan and the Option Plan. The Audit Committee reviews the results and scope of audits and other services provided by the Company's independent auditors and monitors and reviews the Company's financial policies and internal control procedures.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to the Mergers, none of SPR Chicago, SPR Tulsa or SPR Wisconsin had a compensation committee or any other committee of their respective boards of directors performing similar functions. Decisions concerning compensation of executive officers were made by the boards of directors of each of the respective companies, subject to certain limitations, such as maximum compensation thresholds, imposed by Systems Inc. See "Certain Transactions." Mr. Robert Figliulo and Mr. David Figliulo, former executive officers and directors of SPR Chicago, determined their 1996 compensation. Mr. Fletcher and Ms. Potter, former executive officers and directors of SPR Tulsa, determined their 1996 compensation. Mr. John Figliulo, the sole officer and director of SPR Wisconsin, determined his 1996 compensation.

DIRECTOR COMPENSATION

     Directors who are not employees of the Company receive $1,000 for each board meeting attended and $500 for each committee meeting attended on a date other than a date on which the board meets and are reimbursed for their reasonable out-of-pocket expenses incurred in attending board and committee meetings. These directors are also entitled to receive stock options under the Option Plan for serving on the Board of Directors. See "Management -- Stock Plans." Employee directors do not receive additional compensation for serving on the Board of Directors.

EXECUTIVE COMPENSATION

     Summary Compensation Table

     The following table sets forth certain information with respect to the annual and all other compensation earned for the years ended December 31, 1996 and 1997 for the Company's Chief Executive Officer and the four most highly compensated executive officers other than the Chief Executive Officer (collectively, the "Named Executive Officers").

                                                                                LONG TERM COMPENSATION
                                                                         ------------------------------------
                                           ANNUAL COMPENSATION                  AWARDS
                                    ----------------------------------   ---------------------
         NAME AND                                         OTHER ANNUAL   RESTRICTED   OPTIONS/    ALL OTHER
    PRINCIPAL POSITION       YEAR    SALARY     BONUS     COMPENSATION    STOCK(#)    SARS(#)    COMPENSATION
    ------------------       ----    ------     -----     ------------   ----------   --------   ------------
Robert M. Figliulo.........  1997   $180,000   $218,180        --           --             --      $11,242(1)
  Chief Executive Officer
  and                        1996   $140,000   $104,694        --           --             --      $ 6,121(1)
  Chairman of the Board of
  Directors
David A. Figliulo..........  1997   $135,000   $142,782        --           --             --      $ 9,499(2)
  Executive Vice President   1996   $100,000   $ 63,290        --           --             --      $ 9,499(2)
  and Director
Stephen J. Tober(3)........  1997   $ 86,538   $ 27,084        --           --        328,939           --
  Executive Vice President
  --                         1996         --         --        --           --             --           --
  Financial and Business
  Development
Stephen T. Gambill(4)......  1997   $150,000   $  6,667        --           --         31,328      $ 5,498(5)
  Vice President and Chief   1996   $ 60,577   $     --        --           --             --      $    --
  Financial Officer
Michael J. Fletcher........  1997   $125,000   $ 98,396        --           --             --      $11,183(6)
  Director of Professional   1996   $108,039   $ 93,273        --           --             --      $ 6,164(6)
  Development -- Tulsa and
  Director

-------------------------
(1) Includes: (i) $11,242 and $5,621 of automobile lease payments made by the Company, in 1997 and 1996, respectively, and (ii) $500 in matching payments under the Company's 401(k) plan in each of 1997 and 1996.

(2) Includes: (i) $8,999 and $8,999 of automobile lease payments made by the Company in 1997 and 1996, respectively, and (ii) $500 in matching payments under the Company's 401(k) plan in each of 1997 and 1996.

(3) Joined the Company in June 1997. Represents amounts paid from June 1997 through December 31, 1997.

(4) Joined the Company in July 1996. Represents amounts paid from July 1996 through December 31, 1996.

(5) Includes $4,998 of automobile lease payments and $500 in matching payments under the Company's 401(k) plan made by the Company in 1997.

(6) Includes $11,183 and $6,164 of automobile lease payments made by the Company in 1997 and 1996, respectively.

                             OPTION GRANTS IN 1997

                                                                                                 POTENTIAL
                                                                                            REALIZABLE VALUE AT
                              NUMBER OF                                                       ASSUMED ANNUAL
                              SECURITIES                                                      RATES OF STOCK
                              UNDERLYING        % OF TOTAL                                  PRICE APPRECIATION
                          OPTIONS GRANTED(1)     OPTIONS        EXERCISE                    FOR OPTION TERM(4)
                          ------------------    GRANTED TO       PRICE       EXPIRATION   -----------------------
                            ISO       NQSO     EMPLOYEES(2)   ($/SHARE)(3)      DATE          5%          10%
                          -------   --------   ------------   ------------   ----------   ----------   ----------
Robert M. Figliulo.....       --         --         --              --            --              --           --
David A. Figliulo......       --         --         --              --            --              --           --
Stephen J. Tober.......   13,055    315,884        40%            7.66          2007      $2,307,573   $5,157,764
Stephen T. Gambill.....   13,055     18,273         4%            7.66          2007      $  219,296   $  491,223
Michael J. Fletcher....       --         --         --              --            --              --           --

-------------------------
(1) All options were granted on June 2, 1997. The Incentive Stock Options ("ISOs") and Non-statutory Stock Options ("NQSOs") vest at the rate of 20% per year over a five year period commencing on the first anniversary of the stock option grant, except that options to purchase 245,399 shares granted to Mr. Tober vested immediately upon grant, and the remainder of Mr. Tober's options vest at the rate of 25% per year over a four year period.

(2) Based on an aggregate of 787,889 options granted in 1997 to employees of the Company, including the Named Executive Officers.

(3) The exercise price was determined by the Board of Directors on that date. The exercise price is payable in cash or, subject to certain limitations, by delivery of shares of Common Stock. See Note 12 of Notes to Financial Statements.

(4) The potential realizable value is calculated based on the term of the option at the time of grant (ten years). Stock price appreciation of 5% and 10% is based on the fair value at the time of grant and assumes that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price, pursuant to rules promulgated by the Commission. The potential realizable value does not represent the Company's prediction of its stock price performance. This table does not take into account appreciation for the fair value of the Common Stock from the date of grant to date. There can be no assurance that the actual stock price appreciation over the ten-year option will be at the assumed 5% and 10% levels or at any other defined level.

     The following table sets forth certain information with respect to the value of options held at December 31, 1997 by the Named Executive Officers who held options during 1997. The Named Executive Officers did not exercise any options to purchase Common Stock during 1997.

                             YEAR-END OPTION VALUES

                                                      NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                     UNDERLYING UNEXERCISED               IN-THE-MONEY
                                                    OPTIONS AT DECEMBER 31,         OPTIONS AT DECEMBER 31,
                                                              1997                          1997(1)
                                                  ----------------------------    ----------------------------
                     NAME                         EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                     ----                         -----------    -------------    -----------    -------------
Robert M. Figliulo............................           --             --        $       --       $     --
David A. Figliulo.............................           --             --        $       --       $     --
Stephen J. Tober..............................      245,399         83,540        $2,292,027       $780,264
Stephen T. Gambill............................           --         31,328        $       --       $292,604
Michael J. Fletcher...........................           --             --        $       --       $     --

-------------------------
(1) The closing price for the Common Stock as reported on the Nasdaq National Market on December 31, 1997 (the last day of trading in 1997) was $17.00. Value is calculated on the basis of the difference between the option exercise price and $17.00, multiplied by the number of shares of Common Stock underlying the option.

EMPLOYMENT AGREEMENTS

     The Company has entered into substantially identical employment agreements with Robert Figliulo, David Figliulo, Michael Fletcher, Stephen Tober, and Stephen Gambill. The agreements provide that upon termination of employment by the Company, other than for Cause (as defined in the agreements), death or retirement, the Company shall pay the executive an amount equal to no more than the executive's annual base compensation in effect at the time of termination. The agreements also generally provide that in the event of a Change in Control (as defined in the agreements) and the occurrence of certain events, and to the extent deductible under then applicable tax laws, the Company shall pay the executive a payment equal to the sum of: (i) the executive's most recent base annual compensation and annual bonus for the fiscal year prior to the date of the Change in Control; plus (ii) the cash value of the insurance protection (including dependent coverage) then in effect with respect to the Company's health insurance plan, based upon the cost of such insurance to the Company for a 12-month period following the Change in Control date. The agreements also contain noncompetition, nonsolicitation and nondisclosure covenants.

STOCK PLANS

     Employee Stock Purchase Plan. The Company has reserved an aggregate of 476,029 additional shares of Common Stock for issuance under the Company's Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), and will permit eligible employees of the Company to purchase Common Stock through payroll deductions of up to 20% of their total cash compensation; provided that employees may be prohibited from purchasing more than $25,000 worth of stock in any calendar year. The Purchase Plan has two six-month offering periods, beginning on January 1 and July 1 of each year, with the first offering period commencing on October 2, 1997, the date of the Company's initial public offering. The purchase price of Common Stock purchased under the Purchase Plan shall be the lesser of: (i) 85% of the fair market value of the Common Stock (as calculated pursuant to the Purchase Plan) on the first day of an offering period or (ii) 85% of the fair market value of the Common Stock on the last day of an offering period. The Purchase Plan is administered by the Compensation Committee of the Board of Directors. The Board of Directors is authorized to amend or terminate the Purchase Plan at any time. However, the Board of Directors may not, without stockholder approval, modify the Purchase Plan if stockholder approval of the amendment is required for the Purchase Plan to continue to comply with the requirements of Rule 16b-3 under the Exchange Act or Section 423 of the Code.

     Combined Incentive and Non-statutory Stock Option Plan. The Company has reserved an aggregate of 1,044,252 shares of Common Stock for issuance under the Option Plan, which may be granted to employees, officers and directors of the Company. The Option Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee provides for awards of NQSO's and ISO's to purchase shares of Common Stock and stock appreciation rights ("SARs"), provided that any director who is not an employee of the Company may not be awarded an ISO. The Option Plan limits the aggregate fair market value of the shares of Common Stock with respect to which ISOs are exercisable for the first time in any calendar year to $100,000. No such annual limitation applies to NQSO grants under the Option Plan.

     The exercise price for options and SARs may be paid: (i) in cash; (ii) by surrendering shares already owned by the optionee; or (iii) if the Compensation Committee so determines, by instructing a broker to sell enough of the optionee's exercised shares to deliver to the Company sufficient sales proceeds to pay the exercise price. The exercise price per share of Common Stock may not be less than 85% (100% in the case of an ISO) of the fair market value of the Common Stock (as calculated pursuant to the Option Plan) on the date the stock option is granted. The base value of an SAR will equal not less than 85% of the market value of a share of Common Stock on the grant date. Option agreements covering options and SARs to be granted under the Option Plan will generally provide that such options and SARs will be exercisable within fifteen years from the date of grant (ten years in the case of ISOs) and will generally vest in annual installments as determined by the Compensation Committee. In the case of any eligible employee who owns or is deemed to own stock possessing more than 10% of the total combined voting power of all classes of stock of the

Company, the exercise price of any ISOs granted under the Option Plan may not be less than 110% of the fair market value of the Common Stock on the date of grant and the exercise period may not exceed five years from the date of grant.

     The Board of Directors can terminate or amend the Option Plan at any time, except that no such action generally will be able to adversely affect any right or obligation regarding any awards previously made under the Option Plan without the consent of the recipient. In addition, no amendment may be effective without the prior approval of stockholders, if such approval is required for the Option Plan to continue to comply with applicable regulations of the Code and the Commission. In the event of any changes in the capital structure of the Company, such as a stock dividend or stock split, the Board of Directors must make equitable adjustments to outstanding unexercised awards and to the provisions of the Option Plan to reflect any increase or decrease in the number of issued shares of Common Stock. If the Company becomes a party to a merger, reorganization, liquidation or similar transaction, the Board of Directors may make such arrangements it deems advisable regarding outstanding awards, such as substituting new awards for outstanding awards, assuming outstanding awards or terminating or paying for outstanding awards.

     On June 2, 1997 options to purchase 819,216 shares of Common Stock at an exercise price of $7.66 per share were granted to certain employees and outside directors under the Option Plan, of which options to purchase 276,725 shares of Common Stock are presently exercisable.

     On January 5, 1998 options to purchase 35,200 shares of Common Stock at an exercise price of $16.13 per share were granted to certain employees other than Named Executive Officers.

                              CERTAIN TRANSACTIONS

     The Company's business was started in 1973 by Systems Inc., which was founded by Eugene Figliulo. By 1993, all the stock of Systems Inc. was owned by Eugene Figliulo, his eight children and a nephew of Eugene Figliulo.

     During the years ended December 31, 1995 and 1996, the Company made distributions of $744,559 and $800,663, to its stockholders to enable them to pay income taxes attributable to S corporation income of the Company for such periods. During 1997, the Company declared distributions to persons who were stockholders of the Company prior to the initial public offering of $4,885,771 which represents a portion of the Company's undistributed S corporation earnings from the date of the Mergers through the closing date of the initial public offering plus other income tax related distributions. Robert Figliulo, David Figliulo and Michael Fletcher, directors and officers of the Company, received approximately $610,000, $610,000 and $272,000, respectively, of such distribution.

     In 1993, DataFlex made a loan to Eugene Figliulo in the original principal amount of $100,000. The loan was evidenced by an unsecured promissory note bearing interest at 6% per annum. The entire unpaid principal balance plus accrued interest due on the DataFlex note was paid in October 1997 by Mr. Figliulo to the Company.

     In January 1997, the Company made an unsecured loan to Robert Figliulo in the principal amount of $80,000. The loan was evidenced by a demand promissory note bearing interest at 7% per annum. The entire unpaid principal balance plus accrued interest was paid by Mr. Figliulo to the Company in October 1997.

     Prior to the closing date of the initial public offering in October 1997, the Company entered into a tax indemnity agreement with each of its then current stockholders which provides, among other things, that the Company will indemnify such stockholders against additional income taxes resulting from adjustments made (as a result of a final determination made by a competent tax authority) to the taxable income reported by the Company as an S corporation for periods prior to the initial public offering, but only to the extent those adjustments result in a decrease in income taxes otherwise payable by the Company as a C corporation for periods after the initial public offering.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of April 8, 1998, as adjusted to reflect the sale of the shares offered hereby, by: (i) each person known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Company's Named Executive Officers, (iv) each of the Selling Stockholders, and (v) all directors and Executive Officers of the Company as a group. Each person or entity named below has an address in care of the Company's principal executive offices. The Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.

                                              BENEFICIAL OWNERSHIP                     BENEFICIAL OWNERSHIP
                                                PRIOR TO OFFERING       NUMBER OF        AFTER OFFERING(1)
                                              ---------------------   SHARES OFFERED   ---------------------
                    NAME                        SHARES     PERCENT        HEREBY         SHARES     PERCENT
                    ----                        ------     -------    --------------     ------     -------
Robert M. Figliulo(2).......................  1,586,581      19.6%       200,000       1,386,581      15.3%
David A. Figliulo(3)(7).....................  1,440,331      17.8        200,000       1,240,331      13.7
Stephen J. Tober(4).........................    266,793       3.2         50,000         216,793       2.3
Stephen T. Gambill(5).......................     12,063         *             --          12,063         *
Ronald L. Taylor(6).........................     15,442         *             --          15,442         *
Sydnor W. Thrift, Jr.(6)....................     23,992         *             --          23,992         *
David P. Yeager(6)..........................     13,442         *             --          13,442         *
Michael J. Fletcher.........................    534,880       6.6        120,000         414,880       4.6
Rene M. Potter..............................    535,291       6.6        250,000         285,291       3.2
John Figliulo...............................    336,553       4.2        200,000         136,553       1.5
James Figliulo(7)...........................     90,457       1.1         40,457          50,000         *
Stephen Figliulo(7).........................     90,457       1.1         40,457          50,000         *
Donald Figliulo(7)..........................     90,457       1.1         40,457          50,000         *
Mark Figliulo(7)............................     90,457       1.1         40,457          50,000         *
Jeanne Young(7).............................     85,236       1.1         35,236          50,000         *
Michael Cymbala(7)..........................     45,229         *         20,229          25,000         *
Figliulo Family Associates, L.P.(8).........    100,000       1.2         62,707          37,293         *
All Directors and Executive Officers as a
  Group (10 persons)........................  3,914,409      46.5%                     3,344,409      36.2%

-------------------------
 *  Less than 1%.

(1) If the Underwriters' over-allotment option is exercised in full, the following stockholders of the Company will sell pursuant to such option the number of shares of Common Stock following their names and, after the Offering, will beneficially own the number and percentage of shares of Common Stock following their names:

                                                                                 BENEFICIAL OWNERSHIP
                                                                                    AFTER OFFERING
                                                                                -----------------------
                                                                   SHARES TO    NUMBER OF
                               NAME                                 BE SOLD      SHARES         PERCENT
                               ----                                ---------    ---------       -------
    Michael J. Fletcher........................................     180,000      234,880          2.6%
    Rene M. Potter.............................................     150,000      135,291          1.5%

(2) Includes 372,947 shares owned by the Robert M. Figliulo 1997 Grantor Retained Annuity Trust, for which Robert M. Figliulo serves as sole trustee and has sole investment and voting discretion.

(3) Includes 372,947 shares owned by the David A. Figliulo 1997 Grantor Retained Annuity Trust, for which David A. Figliulo serves as the sole trustee and has sole investment and voting discretion.

(4) Represents 266,284 shares subject to an option granted under the Option Plan that is exercisable within 60 days, including 50,000 shares to be sold in connection with this Offering.

(5) Includes 6,265 shares subject to an option granted under the Option Plan that is exercisable within 60 days.

(6) Includes 10,442 shares subject to an option granted under the Option Plan that is exercisable within 60 days.

(7) Does not include an aggregate of 100,000 shares held by Figliulo Family Associates, L.P., a Delaware limited partnership (the "Partnership"), described in footnote (8).

(8) The general partners of the Partnership are David A. Figliulo, Eugene Figliulo and Donald Figliulo. Each of the general partners may be deemed the beneficial owner of the shares held by the Partnership, however, each of David, Eugene and Donald Figliulo expressly disclaims beneficial ownership of all such shares. The limited partners of the Partnership are David A. Figliulo and the Figliulo Family Trust. The beneficiaries of the Figliulo Family Trust are Eugene Figliulo, his wife, and certain of their children, grandchildren, and a nephew, none of whom is employed by the Company.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following brief description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Certificate of Incorporation and By-laws, copies of which have been filed as exhibits to this Registration Statement on Form S-1 of which this Prospectus is a part and to which exhibits reference is hereby made.

     The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, $.01 par value per share, and 3,000,000 shares of Preferred Stock, $.01 par value per share. Immediately following consummation of this Offering, there will be 9,041,371 shares of Common Stock outstanding, no shares of Preferred Stock outstanding and 799,717 shares of Common Stock will be issuable upon exercise of outstanding options (226,725 of which are presently exercisable).

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by stockholders, including the election of directors. There are no cumulative voting rights for the election of directors.

     Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor after payment of dividends required to be paid on outstanding Preferred Stock, if any. See "Dividend Policy." Holders of Common Stock are entitled to share ratably in the net assets of the Company upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any Preferred Stock then outstanding.

     Holders of Common Stock have no preemptive rights to purchase shares of capital stock of the Company. Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other securities of the Company. All outstanding shares of Common Stock are, and the shares of Common Stock to be issued pursuant to this Offering will be, upon payment therefor, duly authorized, validly issued, fully paid and non-assessable.

     The Common Stock is listed on the Nasdaq National Market under the symbol "SPRI."

PREFERRED STOCK

     The Board of Directors is authorized without stockholder action to adopt resolutions to issue up to 3,000,000 shares of Preferred Stock, in one or more series, with such powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions as will be set forth in such resolutions. The holders of Preferred Stock will have no preemptive rights (unless otherwise provided in the applicable certificate of designation). Such Preferred Stock may have voting or other rights which could adversely affect the rights of holders of the Common Stock. In addition, the issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, under certain circumstances, make it more difficult for a third-party to gain control of the Company, discourage bids for the Common Stock at a premium or otherwise adversely affect the market price of the Common Stock. The Company has no current plans to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS; ANTI-TAKEOVER EFFECTS

     The Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL") upon consummation of this Offering. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or the business combination is approved in a prescribed manner, or certain other conditions are satisfied. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     The Company's By-laws provide that for nominations for the Board of Directors or for other business to be properly brought by a stockholder before an annual meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of the Company. To be timely, a notice must be delivered not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting. The Company's By-laws provide that any director may be removed only for cause upon the affirmative vote of at least 66% of the shares entitled to vote for the election of directors.

     The Company's By-laws provide that special meetings of stockholders may be called only by the Chairman of the Board of Directors or the Chief Executive Officer of the Company. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company.

     The existence of unissued Preferred Stock enables the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, thereby protecting the continuity of the Company's management. The issuance of Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

     The foregoing provisions could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from acquiring control of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Certificate of Incorporation contains certain provisions permitted under the DGCL, relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as: (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derives an improper personal benefit. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. The Company's Certificate of Incorporation and By-laws also contain provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this Offering, the Company will have 9,041,371 shares of Common Stock outstanding, assuming no exercise of options outstanding and exercisable as of the date of this Prospectus. The shares sold in this Offering, the 2,990,000 shares issued in the Company's initial public offering, and the 23,971 shares issued pursuant to the Employee Stock Purchase Plan will be freely tradeable without restriction or limitation under the Securities Act except for any such shares acquired by "affiliates" of the Company, as such term is defined under the Securities Act ("Affiliates"), which shares may generally only be sold in compliance with the volume limitations and restrictions (other than the holding period requirement) of Rule 144 described below.

     The remaining 3,827,400 shares of Common Stock (the "Restricted Shares") constitute restricted securities under Rule 144 and were issued or sold by the Company in private transactions and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. The Company, all of the Company's executive officers and directors and the Selling Stockholders have agreed with the Underwriters not to offer, sell contract to sell or otherwise dispose, or contract to dispose, of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or grant any options or warrants to purchase Common Stock, except in certain circumstances, for a period of 90 days after the date of this Prospectus (the "Lock-up Period") without the prior written consent of Smith Barney Inc., which consent may be granted by Smith Barney Inc. in its sole discretion. Upon the expiration of the Lock-up Period (or earlier with the consent of Smith Barney Inc.), all of the Restricted Shares will become eligible for sale subject to the restrictions of Rule 144.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, including a person who may be deemed an Affiliate of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 90,413 shares after giving effect to the Offering) and the average weekly reported trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding the sale. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. In addition, under Rule 144(k), a person who has not been an Affiliate of the Company at any time 90 days preceding a sale, and who has beneficially owned shares of Common Stock for at least two years, would be entitled to sell such shares without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144.

     Options to purchase a total of 764,517 and 35,200 shares of Common Stock at an exercise price of $7.66 and $16.13 per share, respectively, will be outstanding after this Offering, of which 226,725 are presently exercisable. An additional 194,535 shares of Common Stock are available for future options grants under the Option Plan. An additional 476,029 shares of Common Stock are available for issuance under the Employee Stock Purchase Plan. See "Management -- Stock Plans." All 1,044,252 shares issuable upon exercise of options granted or to be granted under the Option Plan and the 476,029 additional shares issuable under the Employee Stock Purchase Plan have been registered under the Securities Act, and when issued by the Company, such shares will be freely tradeable, except that, if held by an Affiliate such shares will be subject to the volume limitations and restrictions (other than the holding period requirement) of Rule 144.

                                  UNDERWRITING

     Upon the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, each of the underwriters named below (the "Underwriters"), for whom Smith Barney Inc., Robert W. Baird & Co. Incorporated and Volpe Brown Whelan & Company, LLC are acting as representatives (the "Representatives"), has severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to each such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Smith Barney Inc. ..........................................
Robert W. Baird & Co. Incorporated..........................
Volpe Brown Whelan & Company, LLC...........................

                                                              ---------
  Total.....................................................  2,200,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters propose to offer a portion of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and a portion of the shares to certain dealers at a price which
represents a concession not in excess of $     per share below the public
offering price. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $     per share to certain other dealers. After the
initial offering of the shares to the public, the public offering price and such concessions may be changed by the Underwriters.

     Certain of the Selling Stockholders have granted the Underwriters an option, exercisable for 30 calendar days from the date of this Prospectus, to purchase up to 330,000 additional shares of Common Stock at the offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this Offering. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name above bears to the total number of shares listed above.

     The Company, the Selling Stockholders and all of the Company's directors and executive officers have agreed not to offer, sell, contract to sell or otherwise dispose, or contract to dispose, of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or grant any options or warrants to purchase Common Stock, for a period of 90 days after the date of this Prospectus without the prior written consent of Smith Barney Inc., which consent may be granted by Smith Barney Inc. in its sole discretion. Notwithstanding the foregoing, the Company may grant options and issue Common Stock pursuant to the Stock Plan and the Employee Stock Purchase Plan in the ordinary course consistent with past practices.

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids for and purchases of the Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market in order to cover syndicate short positions. Syndicate short positions may also be covered by exercise of the Underwriters' over-allotment option in lieu of or in addition to open market purchases. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member where shares of the Common Stock originally sold by such syndicate member were purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     In connection with this Offering, certain Underwriters and selling group members who are qualifying registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M. Passive market making transactions must comply with certain volume and price limitations and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security, and, if all independent bids are lowered below the passive market maker's bid, then such bid must be lowered when certain purchase limits are exceeded.

     From time to time in the ordinary course of their business, one of the Representatives in this Offering, has provided and one or more of the Representatives may in the future provide investment banking or other services to the Company.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Wildman, Harrold, Allen & Dixon, Chicago, Illinois. Donald E. Figliulo, the owner of shares of Common Stock and a Selling Stockholder, is a partner of Wildman, Harrold, Allen & Dixon. Certain legal matters will be passed upon for the Underwriters by Neal, Gerber & Eisenberg, Chicago, Illinois.

                                    EXPERTS

     The financial statements of the Company as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997 included herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report thereto, and are included in reliance upon the authority of said firm as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

     Prior to September 9, 1996 Arthur Andersen LLP served as independent public accountants for SPR Wisconsin, SPR Tulsa, DataFlex and Systems Inc. and Ernst & Young LLP served as independent public accountants for SPR Chicago. In connection with the initial public offering, the Board of Directors of the Company on September 9, 1996 dismissed Ernst & Young LLP and selected Arthur Andersen LLP to serve as independent public accountants for the Company and to render an opinion on the financial statements included in this Prospectus, including the financial statements of SPR Chicago. The Company informed Ernst & Young LLP of its dismissal on September 9, 1996. The former auditors' report on SPR Chicago's financial statements for the period from January 14, 1994 to December 31, 1994 and for the year ended December 31, 1995 is not included in this Prospectus. During the period from January 14, 1994 to December 31, 1994 and for the year ended December 31, 1995, Ernst & Young LLP's report on the financial statements of SPR Chicago did not contain an adverse opinion, disclaimer of opinion, qualification or modification as to uncertainty, audit scope or accounting principles. There were no disagreements with

Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures from January 14, 1994 through September 9, 1996 or with respect to SPR Chicago's financial statements.

     The Company consulted Arthur Andersen LLP and did not consult Ernst & Young LLP regarding the application of the Commission's accounting principles to the transactions described in the Prospectus Summary and the type of audit opinion that would be rendered on the Company's financial statements included in this Prospectus, which consultations were the subject of written and oral advice.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract, agreement or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the public reference section of the Commission at its Washington address upon payment of the prescribed fee. In addition, the Commission maintains a World Wide Web site on the Internet at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy material and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is listed in the Nasdaq National Market, and such reports, proxy material and other information can also be inspected at the offices of The Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20549.

                                    SPR INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Report of Independent Public Accountants....................    F-2
Balance Sheets as of December 31, 1996 and 1997.............    F-3
Statements of Operations for the years ended December 31,
  1995, 1996 and 1997.......................................    F-4
Statements of Stockholders' Equity for the years ended
  December 31, 1995, 1996 and 1997..........................    F-5
Statements of Cash Flows for the years ended December 31,
  1995, 1996 and 1997.......................................    F-6
Notes to Financial Statements...............................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of SPR Inc. :

     We have audited the accompanying balance sheets of SPR Inc. (a Delaware corporation) as of December 31, 1996 and 1997 and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPR Inc. as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Chicago, Illinois
January 23, 1998

                                    SPR INC.
                                 BALANCE SHEETS

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                    1996           1997
                                                                ------------    -----------
ASSETS
Current assets:
  Cash and cash equivalents.................................    $    356,179    $ 2,133,357
  Accounts receivable, net..................................       4,272,655      7,832,821
  Short-term investments....................................              --     19,025,000
  Notes receivable:
    Related parties.........................................         181,245             --
    Employees...............................................          74,190         63,311
  Prepaid expenses and other................................         727,471        431,101
                                                                ------------    -----------
  Total current assets......................................       5,611,740     29,485,590
                                                                ------------    -----------
Property and equipment, at cost:
  Leasehold improvements....................................         111,318        201,741
  Computer equipment and software...........................       1,043,782      1,772,554
  Office furniture and equipment............................         672,105        995,732
                                                                ------------    -----------
                                                                   1,827,205      2,970,027
  Less -- accumulated depreciation and amortization.........        (308,046)      (696,192)
                                                                ------------    -----------
    Property and equipment, net.............................       1,519,159      2,273,835
Deferred taxes..............................................              --        183,554
                                                                ------------    -----------
Total assets................................................    $  7,130,899    $31,942,979
                                                                ============    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Line of credit............................................    $  1,300,000    $        --
  Current portion of term note..............................          44,967             --
  Note payable -- related party.............................         641,266             --
  Current portion of capital lease obligations..............          64,094         26,604
  Accounts payable..........................................         959,492      1,291,951
  Dividends payable to stockholders.........................              --        250,510
  Income taxes payable......................................              --      1,323,026
  Accrued expenses:
    Payroll and payroll related.............................       1,319,950      2,776,526
    Other...................................................          87,555        363,707
  Deferred income taxes.....................................              --        356,400
                                                                ------------    -----------
    Total current liabilities...............................       4,417,324      6,388,724
                                                                ------------    -----------
Commitments and contingencies
Long-term liabilities:
  Term note, excluding current portion......................         171,038             --
  Capital lease obligations, net of current portion.........          35,189          8,583
  Deferred income taxes.....................................              --         16,000
                                                                ------------    -----------
    Total long-term liabilities.............................         206,227         24,583
                                                                ------------    -----------
STOCKHOLDERS' EQUITY
Common stock $.01 par, 25,000,000 shares authorized,
  6,467,400 and 8,091,371 shares issued and outstanding at
  December 31, 1996 and 1997, respectively..................          64,674         80,914
Preferred stock, $.01 par, 3,000,000 shares authorized, no
  shares issued and outstanding.............................              --             --
Additional paid in capital..................................      46,734,862     24,544,258
Retained earnings (deficit).................................     (44,292,188)       904,500
                                                                ------------    -----------
Total stockholders' equity..................................       2,507,348     25,529,672
                                                                ------------    -----------
Total liabilities and stockholders' equity..................    $  7,130,899    $31,942,979
                                                                ============    ===========

  The accompanying notes to financial statements are an integral part of these statements.

                                    SPR INC.
                            STATEMENTS OF OPERATIONS

                                                             YEARS ENDED DECEMBER 31,
                                                    -------------------------------------------
                                                        1995            1996           1997
                                                    ------------    ------------    -----------
Revenues........................................    $ 22,907,928    $ 32,510,743    $53,421,924
Cost of services................................      15,525,198      23,287,234     32,376,687
                                                    ------------    ------------    -----------
  Gross profit..................................       7,382,730       9,223,509     21,045,237
Costs and expenses
  Selling.......................................       2,141,374       3,046,045      4,855,567
  Recruiting....................................         776,651       1,323,105      1,608,059
  Stock-based compensation......................      27,986,681      12,231,085             --
  General and administrative expenses...........       1,642,112       3,741,574      8,437,804
                                                    ------------    ------------    -----------
     Total costs and expenses...................      32,546,818      20,341,809     14,901,430
                                                    ------------    ------------    -----------
Operating income (loss).........................     (25,164,088)    (11,118,300)     6,143,807
Other income (expense)
  Interest expense..............................        (160,484)       (122,862)      (178,783)
  Interest income...............................          51,477          39,329        266,851
  Other, net....................................              --          13,176        (41,257)
                                                    ------------    ------------    -----------
     Total other income (expense)...............        (109,007)        (70,357)        46,811
                                                    ------------    ------------    -----------
Income (loss) before income taxes...............     (25,273,095)    (11,188,657)     6,190,618
Provision for income taxes......................          20,788           9,000      1,552,422
                                                    ------------    ------------    -----------
Net income (loss)...............................    $(25,293,883)   $(11,197,657)   $ 4,638,196
                                                    ============    ============    ===========
Historical basic net income (loss) per share....    $      (3.91)   $      (1.73)   $      0.68
                                                    ============    ============    ===========
Historical diluted net income (loss) per
  share.........................................    $      (3.91)   $      (1.73)   $      0.65
                                                    ============    ============    ===========
Pro forma income data (unaudited):
  Net income (loss) as reported.................    $(25,293,883)   $(11,197,657)   $ 4,638,196
  Pro forma adjustment to recognize "C"
     corporation provision for income taxes.....       1,064,646         407,971      1,469,071
                                                    ------------    ------------    -----------
  Pro forma net income (loss)...................    $(26,358,529)   $(11,605,628)   $ 3,169,125
                                                    ============    ============    ===========
  Pro forma basic net income (loss) per share...    $      (4.08)   $      (1.79)   $      0.46
                                                    ============    ============    ===========
  Pro forma diluted net income (loss) per
     share......................................    $      (4.08)   $      (1.79)   $      0.45
                                                    ============    ============    ===========
  Pro forma net income per share -- assuming
     dilution and excluding a one-time deferred
     tax charge.................................                                    $      0.52
                                                                                    ===========

  The accompanying notes to financial statements are an integral part of these statements.

                                    SPR INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                   COMMON STOCK        ADDITIONAL      RETAINED         TOTAL
                                -------------------     PAID-IN        EARNINGS     STOCKHOLDERS'
                                 SHARES     AMOUNT      CAPITAL       (DEFICIT)        EQUITY
                                ---------   -------   ------------   ------------   -------------
Balance at December 31,
  1994.......................   6,467,400   $64,674   $  6,517,096   $ (6,255,426)  $    326,344
  Net loss...................          --        --             --    (25,293,883)   (25,293,883)
  Distributions..............          --        --             --       (744,559)      (744,559)
  Stock-based compensation...          --        --     27,986,681             --     27,986,681
                                ---------   -------   ------------   ------------   ------------
Balance at December 31,
  1995.......................   6,467,400    64,674     34,503,777    (32,293,868)     2,274,583
  Net loss...................          --        --             --    (11,197,657)   (11,197,657)
  Distributions..............          --        --             --       (800,663)      (800,663)
  Stock-based compensation...          --        --     12,231,085             --     12,231,085
                                ---------   -------   ------------   ------------   ------------
Balance at December 31,
  1996.......................   6,467,400    64,674     46,734,862    (44,292,188)     2,507,348
  Employee stock purchase
     plan....................      23,971       240        324,342             --        324,582
  Capitalization of S
     corporation earnings
     (loss) in conjunction
     with termination of S
     corporation election on
     October 1, 1997.........          --        --    (45,444,263)    45,444,263             --
  Net income.................          --        --             --      4,638,196      4,638,196
  Distributions..............          --        --             --     (4,885,771)    (4,885,771)
  Vesting of stock options...          --        --        458,886             --        458,886
  Sale of stock in initial
     public offering, net....   1,600,000    16,000     22,470,431             --     22,486,431
                                ---------   -------   ------------   ------------   ------------
Balance at December 31,
  1997.......................   8,091,371   $80,914   $ 24,544,258   $    904,500   $ 25,529,672
                                =========   =======   ============   ============   ============

  The accompanying notes to financial statements are an integral part of these statements.

                                    SPR INC.

                            STATEMENTS OF CASH FLOWS

                                                             YEARS ENDED DECEMBER 31,
                                                    -------------------------------------------
                                                        1995           1996           1997
                                                    ------------   ------------   -------------
Cash flows from operating activities:
  Net income (loss) for the period...............   $(25,293,883)  $(11,197,657)  $   4,638,196
  Adjustments to reconcile net income (loss) to
     net cash provided by operating activities:
  Depreciation and amortization..................         51,259        252,215         435,151
  Deferred taxes.................................             --             --         188,846
  Expense related to grant of stock options......             --             --         458,886
  Stock-based compensation.......................     27,986,681     12,231,085              --
  Loss on sale of property and equipment.........             --             --          41,257
  Increase in accounts receivable................     (1,623,833)    (1,176,435)     (3,560,166)
  (Increase) decrease in prepaid expenses and
     other.......................................       (225,640)      (432,637)        296,370
  (Increase) in accounts payable.................        300,537        556,866         332,459
  Increase in accrued expenses and income taxes
     payable.....................................        373,047        450,827       3,055,754
                                                    ------------   ------------   -------------
  Net cash provided by operating activities......      1,568,168        684,264       5,886,753
                                                    ------------   ------------   -------------
Cash flows from investing activities:
  Purchases of property and equipment............       (332,721)    (1,238,595)     (1,231,084)
  Purchases of short-term investments............             --             --    (182,104,000)
  Sales/Maturity of short-term investments.......             --             --     163,079,000
  (Increase) decrease in notes receivable --
     other.......................................        (75,000)        75,000          10,879
  Decrease in notes receivable -- related
     parties.....................................        338,773        260,682         181,245
                                                    ------------   ------------   -------------
  Net cash (used in) investing activities........        (68,948)      (902,913)    (20,063,960)
                                                    ------------   ------------   -------------
Cash flows from financing activities:
  Proceeds from the sale of common stock in
     initial public offering, net of issuance
     costs.......................................             --             --      22,486,431
  Payments on note payable -- related party......       (720,000)    (1,200,000)       (641,266)
  Proceeds from employee stock purchase plan.....             --             --         324,582
  Distributions..................................       (744,559)      (800,663)     (4,635,261)
  Payments on capital lease obligations..........         (9,183)       (49,020)        (64,096)
  Borrowings on term note payable................             --        250,000              --
  Payments on term note payable..................             --        (33,995)       (216,005)
  Net borrowings on line of credit and term
     note........................................             --      1,300,000      (1,300,000)
                                                    ------------   ------------   -------------
  Net cash provided by (used in) financing
     activities..................................     (1,473,742)      (533,678)     15,954,385
                                                    ------------   ------------   -------------
  Net increase (decrease) in cash................         25,478       (752,327)      1,777,178
Cash and cash equivalents, beginning of period...      1,083,028      1,108,506         356,179
                                                    ------------   ------------   -------------
Cash and cash equivalents, end of period.........   $  1,108,506   $    356,179   $   2,133,357
                                                    ============   ============   =============
Supplemental disclosure of cash payments made
  for:
  Interest.......................................   $    143,148   $    135,792   $     178,783
  Income taxes...................................         72,087          9,000          40,550
                                                    ============   ============   =============
Supplemental disclosure of noncash investing and
  financing activities:
  Investment in equipment through issuance of
     capitalized lease obligations...............   $    117,559   $     39,926   $          --
                                                    ============   ============   =============

  The accompanying notes to financial statements are an integral part of these statements.

                                    SPR INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     (a) Business -- SPR INC. (THE "COMPANY") provides information technology services to clients in a variety of industry groups including retail, financial services, healthcare, insurance, manufacturing, oil and gas, transportation and utilities. The Company provides its clients with three levels of consulting support which are distinguished by the degree of responsibility the Company assumes: strategic planning, project management and implementation. Within this framework, SPR currently provides outsourcing services through four service offerings: Systems Re-engineering, Century Date Compliance, Application Management and Information Delivery Services ("IDS") in addition to providing General Consulting services.

     (b) Basis of Presentation -- SPR Inc. was formed on October 29, 1996. During October, 1996, Systems and Programming Resources, Inc., Systems & Programming Resources of Tulsa, Inc., SPR-Wisconsin, Inc., SPR Chicago Inc., and Consulting Acquisition, Inc. ("DataFlex") merged into SPR Inc. at which time the stockholders of such companies received an aggregate of 6,467,191 shares of common stock of SPR Inc. Systems and Programming Resources, Inc., SPR-Wisconsin, Inc., SPR Chicago Inc., Consulting Acquisition, Inc. and SPR Inc. are under common ownership and control and were accounted for at historical cost as a reorganization of entities under common control (similar to the pooling of interests method of accounting). The merger of Systems & Programming Resources of Tulsa, Inc. into SPR Inc. was accounted for using the pooling of interests method of accounting. The accompanying financial statements of the Company have been prepared to give retroactive effect to the merger.

     (c) Cash Equivalents and Short-term Investments -- Cash equivalents are comprised of certain highly liquid investments with original maturities of less than three months.

     (d) Accounts Receivable -- Accounts receivable include fees and expenses for services rendered prior to year end which were billed subsequent to year end. Amounts relating to such fees and expenses included in accounts receivable are $919,956 and $1,733,359 at December 31, 1996 and 1997, respectively. The allowance for doubtful accounts was $74,399 and $843,695 as of December 31, 1996 and 1997, respectively. A summary of the activity in allowance for doubtful accounts for the years ended December 31, 1995, 1996, and 1997 is as follows:

                                                    BALANCE AT   CHARGED TO                BALANCE AT
                                                    BEGINNING    COSTS AND                   END OF
                                                     OF YEAR      EXPENSES    WRITE-OFFS      YEAR
                                                    ----------   ----------   ----------   ----------
1995 Allowance for Doubtful Accounts..............   $89,153     $ (28,753)    $28,500      $ 31,900
1996 Allowance for Doubtful Accounts..............    31,900        45,000       2,501        74,399
1997 Allowance for Doubtful Accounts..............    74,399       852,747      83,451       843,695

     (e) Short-term Investments -- The Company invests in marketable securities with maturities of twelve months or less. These securities include municipal bonds, corporate bonds, federal home mortgages and Euro currency. The Company accounts for its investments using Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Management determines the classification of investments under SFAS No. 115 at the time of purchase and reevaluates such classifications as of each balance sheet date. Securities that were designated as available for sale as of December 31, 1997 consist of municipal bonds totaling $6,000,000. Investments designated as held to maturity as of December 31, 1997 consist of corporate bonds totaling $6,015,000, federal bank and mortgage debt totaling $5,910,000, and Euro currency totaling $1,100,000. These held to maturity investments are stated at cost as it is the intent of the Company to hold these securities until maturity. The market value of all investments approximates cost as of December 31, 1997.

     At December 31, 1997 total investment income related to the securities was $253,503 of which $244,506 was interest income and $8,997 was dividend income.

     (f) Prepaid Expenses and Other -- Prepaid expenses and other includes $477,653 in Initial Public Offering-related costs at December 31, 1996.

     (g) Revenue Recognition -- Revenues are recognized as the related services are performed. Clients are generally billed on a time and materials basis. In June 1997, the Company entered into a fixed-price billing engagement. Services on this engagement commenced in July, 1997. The Company accounts for this engagement under the percentage-of-completion method, using costs incurred to date in relation to estimated total costs of the contract to measure the stage of completion. The cumulative effects of revisions of estimated total contract costs and revenues are recorded in the period in which the facts requiring the revision become known.

     (h) Property and Equipment -- Property and equipment are stated at cost. Expenditures for repair and maintenance are charged to expense as incurred. Depreciation and amortization are computed using the straight-line method. The estimated useful lives used in computing depreciation and amortization for financial statement purposes are as follows:

                   ASSET DESCRIPTION                                  ASSET LIFE
                   -----------------                                  ----------
Leasehold improvements..................................    Shorter of lease term or
                                                            estimated useful life of the
                                                            asset
Computer equipment and software.........................    5 years
Office furniture and equipment..........................    5 to 7 years

     (i) Distributions -- Distributions are recorded when declared by the Board of Directors.

     (j) Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (k) Income Taxes -- Prior to the consummation of the initial public offering on October 1, 1997, the Company elected to be taxed as an S Corporation. As a result, income of the Company was taxable to the shareholders. On October 1, 1997, the Company's S Corporation status was terminated and the Company became a C Corporation. At this time, the retained deficit of the Company was reclassified and netted against additional paid-in capital.

     (l) Pro forma Net Income and Income (Loss) Per Share -- The pro forma net income and net income (loss) per share include a provision for federal and state income taxes as if the Company had been a C corporation for all periods presented.

     (m) New Accounting Pronouncement -- Comprehensive Income -- In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, ("SFAS No. 130"), "Reporting Comprehensive Income", which establishes standards for reporting of comprehensive income. This pronouncement requires that all items recognized under accounting standards as components of comprehensive income, as defined in the pronouncement, be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income includes all changes in equity during a period except those resulting from investments by share owners and distributions to share owners. The financial statement presentation required under SFAS No. 130 is effective for all fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 130 in 1998. The impact of adopting this pronouncement has not been determined as of December 31, 1997.

NOTE 2 -- CONCENTRATION OF CREDIT RISK

     The Company's financial instruments that are exposed to concentrations of credit risk consist of accounts receivable and investments. The Company places its investments with high quality financial institutions. The

Company reviews a customer's credit history before extending credit. In addition, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk is limited.

     During 1997 the Company began performing services for a client which filed for Chapter 11 bankruptcy during the third quarter of 1997. This customer accounted for approximately 8% of revenues for the year ended December 31, 1997 and the Company is continuing to perform services for this customer.

     The Company's customers are predominantly in the Midwest, with the majority of customers located in Chicago, Tulsa, Milwaukee and Dallas. One customer in the insurance industry accounted for approximately 11%, 16% and 12% of revenues for the years ended December 31, 1995, 1996 and 1997, respectively. The Company has no off balance sheet credit risk.

NOTE 3 -- NOTES RECEIVABLE FROM RELATED PARTIES

     Notes receivable consist of the following:

                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1996       1997
                                                                -------    -------
Stockholder notes receivable, unsecured, payable on demand,
  interest at 7%............................................    $ 44,745    $    --
Stockholder notes receivable, unsecured, payable on demand,
  interest at 6%............................................     100,000         --
Stockholder note receivable, unsecured, payable on demand,
  interest at
  prime plus 1%.............................................      36,500         --
                                                                --------    -------
Total notes receivable from related parties.................     181,245         --
Less--current portion.......................................     181,245         --
                                                                --------    -------
                                                                $     --    $    --
                                                                ========    =======

NOTE 4 -- INCOME TAXES

     Prior to the initial public offering of the Company's Common Stock completed on October 1, 1997, the Company included its income and expenses with those of its stockholders for Federal and certain state income tax purposes (an S Corporation election). By this election, income of the Company is taxable to the stockholders. In connection with the Company's initial public offering in October, 1997, the Company terminated its S corporation election and converted to a C corporation and accordingly recorded a deferred income tax liability and corresponding income tax expense of $712,000, arising from the change in the Company's tax status and a change from the cash basis to the accrual basis of accounting for tax purposes. Beginning October 1, 1997, the Company provides for deferred income taxes under the asset and liability method of accounting for income taxes. This method requires the recognition of deferred income taxes based upon the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statements carrying amounts and the tax basis of existing assets and liabilities.

     Prior to consummation of the initial public offering, the Company made a distribution to its existing stockholders of part of the Company's undistributed S corporation earnings.

     The provision for income taxes for the year ended December 31, 1997, consists of the following:

Current:
  Federal...................................................    $1,202,361
  State.....................................................       161,215
                                                                ----------
     Total current provision................................     1,363,576
Deferred:
  Federal...................................................      (445,264)
  State.....................................................       (77,890)
                                                                ----------
     Total deferred provision...............................      (523,154)
Initial recognition of deferred income taxes resulting
  from change in tax status.................................       712,000
                                                                ----------
     Total income tax provision.............................    $1,552,422
                                                                ==========

     A reconciliation of the Statutory Federal tax rate to the pro forma and actual effective income tax rate for the year ended December 31, 1997, is as follows:

                                                                PRO FORMA    ACTUAL
                                                                ---------    -------
Statutory rate..............................................      34.0%        34.0%
State taxes, net of federal benefit.........................       4.6%         1.0%
S corporation income taxed to its shareholders..............        --%      (24.0)%
Income taxes recognized as a result of a change in tax
  status....................................................        --%        11.5%
Increase in valuation allowance.............................       6.5%         1.6%
Other.......................................................       3.7%         1.0%
                                                                  -----      -------
  Effective rate............................................      48.8%        25.1%
                                                                  =====      =======

     The pro forma income (loss) data in the Statements of Operations provides information as if the Company had been treated as a C corporation for income tax purposes for all periods presented.

     The significant components of the Company's deferred income tax assets and liabilities as of December 31, 1997 are as follows:

Deferred income tax assets:
  Payroll and related.......................................    $   311,196
  Allowance for doubtful accounts...........................         75,501
  Stock options.............................................        153,360
  Intangibles...............................................        965,064
                                                                -----------
     Total deferred tax assets..............................      1,505,121
     Valuation allowance....................................     (1,321,567)
                                                                -----------
     Net deferred income tax assets.........................    $   183,554
                                                                ===========
Deferred income tax liabilities:
  Change in tax accounting method (cash to accrual).........    $   356,400
  Depreciation..............................................         16,000
                                                                -----------
     Total deferred income tax liabilities..................    $   372,400
                                                                ===========

     The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109. The Company continually reviews the adequacy of the valuation allowance and is recognizing these benefits only as reassessment indicates that it is more likely than not that the benefits will be realized.

     In connection with the initial public offering, the Company entered into a tax indemnity agreement with each of its current stockholders which provides, among other things, that the Company will indemnify such stockholders against additional income taxes resulting from adjustments made (as a result of a final determination made by a competent tax authority) to the taxable income reported by the Company as an S corporation for periods prior to the initial public offering, but only to the extent those adjustments result in a decrease in income taxes otherwise payable by the Company as a C corporation for periods after the initial public offering.

NOTE 5 -- LINES OF CREDIT AND LONG-TERM DEBT

     As of December 31, 1996, the Company had line of credit agreements that allowed for maximum borrowings of $2,500,000 and were limited based upon a percentage of eligible accounts receivable, as defined. Interest was at the applicable bank's prime rate. Borrowings were collateralized by certain assets including accounts receivable. One agreement provided for maximum borrowings of $2,000,000 and expired in May, 1997. Another line of credit agreement which provided for maximum borrowings of $500,000 was canceled in May, 1997. At December 31, 1996, borrowings outstanding were $1,300,000.

     In June, 1997, the Company entered into a loan agreement which provides for a revolving loan facility and a term loan facility. The revolving loan facility allows for maximum borrowings of the lesser of (a) $2,000,000 less the undrawn face amount of letters of credit or (b) the borrowing base, as defined, less the undrawn face amount of letters of credit. Interest on revolving loans is at the bank's prime rate (8.5% at December 31, 1997). The revolving loan matures in March, 1998. The term loan facility provided for maximum borrowings of $2,000,000 for use for certain purposes and was canceled upon consummation of the Initial Public Offering in October 1997. Interest on the term loan was payable quarterly at the prime rate plus 1% (9.5% at December 31, 1997). The Company paid off borrowings under these facilities using proceeds from the offering. As of December 31, 1997 there are no loans outstanding and the Company may borrow $1,900,000 under the revolving loan facility.

     Substantially all assets of the Company are collateral for borrowings under the agreement. The loan agreement contains certain restrictions, prohibiting, among other things, additional indebtedness without the lender's consent. The loan agreement also contains certain covenants including, among others, a requirement of a cash flow coverage ratio of not less than 1.10 to 1.0. As of December 31, 1997 the Company was in compliance with all loan covenants. Fair value of debt approximates book value at the balance sheet dates.

     Long-term and related party debt consists of the following:

                                                                    DECEMBER 31
                                                                -------------------
                                                                  1996       1997
                                                                --------    -------
Note payable to stockholder, unsecured, due August, 1997,
  payable in monthly installments of $80,000 plus interest
  at 6.75%..................................................    $641,266    $    --
Term note payable, due December 31, 2000, payable in monthly installments of $5,190, including interest at 9%,
  collateralized by certain accounts receivable and other
  assets....................................................     216,005         --
Capital lease obligations, collateralized by certain
  equipment, personally guaranteed by a stockholder,
  interest rates ranging from 7.75% to 8%...................      99,283     35,187
                                                                --------    -------
Total long-term debt........................................     956,554     35,187
Less -- current maturities..................................     750,327     26,604
                                                                --------    -------
                                                                $206,227    $ 8,583
                                                                ========    =======

The aggregate maturities of long-term and related party debt are as follows:

1998........................................................    $26,604
1999........................................................      8,583
                                                                -------
Total long term-debt........................................    $35,187
                                                                =======

NOTE 6 -- LEASE AGREEMENTS

     The Company leases its office facilities under operating lease agreements which expire at various times through 2004. In addition, the Company leases certain equipment under operating lease agreements.

     In addition to the minimum future rental payments, the Company is obligated to pay certain operating expenses relating to its leased properties and equipment. Total expense under operating leases was $187,666, $420,043, and $684,414 for the years ended December 31, 1995, 1996 and 1997, respectively.

     The following is a schedule of minimum future rental payments required under the operating leases:

                  YEAR ENDING DECEMBER 31,
                  ------------------------
1998........................................................    $  592,611
1999........................................................       584,634
2000........................................................       604,400
2001........................................................       552,138
2002........................................................       328,659
Thereafter..................................................       327,627
                                                                ----------
Total minimum payments required.............................    $2,990,069
                                                                ==========

NOTE 7 -- 401(K) PROFIT-SHARING PLAN

     The Company has a contributory 401(k) profit-sharing plan (the Plan) covering substantially all full-time employees with a service period greater than 90 days. The Plan allows participants to contribute up to 15% of their total compensation on a pretax basis, up to a specified amount. The Company is required to contribute annually one-fourth of the first $2,000 of the participants' contribution, up to a maximum of $500 per participant. The total Company contribution was approximately $27,202, $66,865 and $126,461 for the years ended December 31, 1995, 1996 and 1997, respectively.

NOTE 8 -- LICENSE AGREEMENT

     In October, 1995, the Company entered into a nonexclusive agreement with an unaffiliated technical services company operating in New York and other markets where the Company is not currently doing business, whereby the Company licenses its Century Date Compliance methodology. In contracts involving Century Date Compliance in which the unaffiliated company is the prime contractor and the engagement is not handled as a joint venture, the unaffiliated company is obligated to pay SPR Inc. a license fee ranging from 4% to 9% of revenues. For the year ended December 31, 1996 and 1997, the Company was paid approximately $18,000 and $51,000, respectively in license fees.

NOTE 9 -- COMMITMENTS AND CONTINGENCIES

     Letter of Credit -- The Company had letters of credit of $119,500 and $100,000 at December 31, 1996 and 1997 as security for a lease agreement. The letter of credit is renewable each year.

     Litigation -- In the ordinary course of conducting its business the Company becomes involved in various lawsuits related to its business. The Company does not believe that the ultimate resolution of these matters will be material to its business, financial position or results of operations.

     Employment Contracts -- During 1997, the Company entered into employment contracts with certain employees. The employment contracts provide that in the event of a change in control, the employee is entitled to a sum equal to (i) one year of the employee's effective annual base compensation immediately prior to the termination date plus (ii) the prior year's cash bonus plus (iii) cash value in the health plan. If a change in control had occurred, as defined, at December 31, 1997, the Company's total commitment under the employment contracts would have been approximately $2,300,000.

NOTE 10 -- BUSINESS COMBINATION

     During October 1996, SPR Inc. acquired by merger all the common stock of Systems & Programming Resources of Tulsa, Inc. in exchange for 1,206,259 shares of SPR Inc.'s common stock. This company provided information technology services to clients in a variety of industry groups. The transaction was accounted for as a pooling of interests, and accordingly, the financial statements for all periods presented have been restated to include the accounts of this company.

     Revenues and net income, net of intercompany elimination's of the separate companies for the periods preceding the acquisition were:

                                                      SPR INC. INCLUDING
                                                    SYSTEMS AND PROGRAMMING                  SYSTEMS &
                                             RESOURCES, INC., SPR-WISCONSIN, INC.,          PROGRAMMING
                                                 SPR CHICAGO INC. AND DATAFLEX        RESOURCES OF TULSA, INC.
                                             -------------------------------------    ------------------------
Ten months ended October 31, 1996
  Revenues...............................                $ 18,447,117                        $8,128,336
  Net income (loss), net of intercompany
     elimination's.......................                 (11,265,184)                          541,651
Year ended December 31, 1995
  Revenues...............................                  16,097,512                         6,810,416
  Net income (loss), net of intercompany
     elimination's.......................                 (26,042,094)                          748,211

NOTE 11 -- STOCK-BASED COMPENSATION

     Systems and Programming Resources, Inc. entered into a series of transactions with stockholders/employees from January 1994 through October 1996. Certain assets and certain liabilities were transferred to SPR Chicago Inc. and SPR-Wisconsin, Inc. during 1994 that were subsequently transferred to SPR Inc. in 1996. Because the transactions were among family members within a control group, the stockholders of SPR Chicago Inc. and SPR-Wisconsin, Inc. were effectively granted a variable compensation arrangement that is measured by the increase in the estimated value of these companies (as determined by management) since 1994. Compensation expense was calculated as follows: (1) multiply the number of shares of Common Stock owned by the former stockholders of SPR Chicago Inc. and SPR-Wisconsin, Inc. by the estimated market value per share of the Company's stock (which was estimated at $15.00 per share in 1995 and $14.00 per share in 1996), (2) then subtract the payments made by SPR Chicago Inc. and SPR-Wisconsin, Inc. to the Company on the original acquisition notes, (3) then subtract the value of the shares received by the stockholders of SPR Chicago Inc. and SPR-Wisconsin, Inc. attributable to such stockholders' interests in Consulting Acquisition, Inc. and Systems and Programming Resources, Inc. Compensation expense was allocated to each period presented based on the increase in the estimated market values of SPR Chicago Inc. and SPR-Wisconsin. Inc. which was determined primarily based on revenue growth of each of the respective companies. The estimated increase in value of SPR-Wisconsin, Inc. from 1995 to 1996 was 26.25%. The estimated increase in value of SPR Chicago Inc. from 1995 to 1996 was 32.76%. The final measurement occurred when the relative ownership interests in SPR Inc. were determined in October 1996. The ownership interests of the former stockholders of SPR Chicago Inc. and SPR-Wisconsin, Inc. was collectively 63.99% of the Company as of October 1996. Compensation expense relating to this arrangement is recorded in the accompanying statements of operations as stock-based compensation with the corresponding credit included in additional paid-in-capital.

NOTE 12 -- STOCK PLANS

DESCRIPTION

     In November, 1996, the Company adopted an Employee Stock Purchase Plan and a Combined Incentive and Non-statutory Stock Option Plan. 476,029 additional shares of common stock are reserved for issuance under the Employee Stock Purchase Plan and 1,044,252 shares of common stock are reserved for issuance under the Combined Incentive and Non-statutory Stock Option Plan.

     On December 31, 1996, options to purchase an aggregate of 461,559 shares of common stock were granted at an exercise price of $13.41 per share. On March 5, 1997 the Company canceled all the 461,559 outstanding options that were granted on December 31, 1996 at an exercise price of $13.41 per share and granted options to purchase an aggregate of 461,559 shares of common stock at an exercise price of $11.49 per share. On June 2, 1997 the Company canceled the options to purchase an aggregate of 461,559 shares of Common Stock that were granted on March 5, 1997. The Company granted options to purchase 819,216 shares of common stock at an exercise price of $7.66 per share to certain employees and directors on June 2, 1997. Of these options, 276,725 are non-statutory stock options which are presently exercisable and 537,792 are non-statutory stock options which generally vest over a five-year period at a rate of 20% per year. The Company cancelled options to purchase 4,699 shares during 1997. The Company determined that the exercise price of $7.66 was $1.34 per share below the fair market value of the common stock on June 2, 1997. As a result, the Company recognized non-cash compensation expense of $458,886, which is included in general and administrative expenses in the accompanying statements of operations for the year ended December 31, 1997. Over the next five years, as the remaining 537,792 options vest, the Company will recognize additional non-cash compensation expense of up to approximately $639,000 (or up to approximately $150,000 per year).

     The Employee Stock Purchase Plan permits eligible employees who customarily work more than twenty hours per week and more than five months in any calendar year to purchase common stock through payroll deductions of up to 20% of their total cash compensation provided that no employee may purchase more than $25,000 worth of stock in any calendar year. The purchase price is the lesser of 85% of the market value of the common stock on the first or last day of the offering period, as defined.

     The Combined Incentive and Non-statutory Stock Option Plan provides that awards may be granted to employees, officers and directors of the Company. Awards may consist of non-statutory stock options and incentive stock options to purchase shares of common stock and stock appreciation rights (SARs). Incentive stock options (ISOs) generally vest over a five-year period at the rate of 20% per year. The exercise price per share of common stock may not be less than 85% (100% in the case of an ISO) of the fair market value of the common stock on the date the option is granted. Options and SARs granted under the option plan must generally be exercised within fifteen years from the date of grant (ten years in the case of ISOs). In the case of any eligible employee who owns stock possessing more than 10% of the voting power of stock, the exercise price of any ISOs granted may not be less than 110% of the fair market value of the common stock on the date of grant and the exercise period may not exceed five years from the date of grant.

ACTIVITY

     Stock option activity for the Company's Combined Incentive and Non-statutory Stock Option Plan for the years ended December 31, 1996 and 1997 is as follows:

                                        INCENTIVE STOCK    WEIGHTED    NON-STATUTORY     WEIGHTED
                                            OPTIONS        AVERAGE     STOCK OPTIONS     AVERAGE
                                       -----------------   EXERCISE   ----------------   EXERCISE
                                        SHARES    PRICE     PRICE     SHARES    PRICE     PRICE
                                       --------   ------   --------   -------   ------   --------
Outstanding as of December 31,
  1995..............................         --   $   --    $   --         --   $   --    $   --
  Granted...........................    430,232    13.41     13.41     31,327    13.41     13.41
Outstanding as of December 31,
  1996..............................    430,232    13.41     13.41     31,327    13.41     13.41
                                       --------                       -------
Stock options exercisable at
  December 31, 1996.................         --                        31,327
                                       --------                       -------
  Canceled..........................   (430,232)  $13.41     13.41    (31,327)  $13.41     13.41
  Granted...........................    430,232    11.49     11.49     31,327    11.49     11.49
  Canceled..........................   (430,232)   11.49     11.49    (31,327)   11.49     11.49
  Granted...........................         --       --        --    819,216     7.66      7.66
  Canceled..........................         --       --        --     (4,699)    7.66      7.66
                                       --------   ------    ------    -------   ------    ------
Outstanding as of December 31,
  1997..............................         --   $   --    $   --    814,517   $ 7.66    $ 7.66
                                       ========   ======    ======    =======   ======    ======
Stock options exercisable at
  December 31, 1997.................         --   $   --    $   --    276,725   $ 7.66    $ 7.66
                                       ========   ======    ======    =======   ======    ======

ACCOUNTING

     The Company currently utilizes Accounting Principles Board Opinion No. 25 in its accounting for stock options. In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("Statement 123"), "Accounting for Stock-based Compensation." The accounting method as provided in the pronouncement is not required to be adopted; however, it is encouraged. The Company is not adopting the accounting provisions of Statement 123. Had the Company accounted for its stock options in accordance with Statement 123 historical net income (loss) would have been approximately $3,678,857 and $(11,315,377) for the years ended December 31, 1997 and 1996, respectively. The Company's pro forma for Statement 123 historical basic net income per share and pro forma for Statement 123 historical diluted net income per share would have been $0.54 and $0.52 per share for the year ended December 31, 1997, respectively. The Company's pro forma for Statement 123 historical and diluted net loss per share would have been $(1.75) per share for the year ended December 31, 1996. The pro forma disclosure is not likely to be indicative of pro forma results which may be expected in future years because of the fact that options vest over several years. Compensation expense is recognized as the options vest and additional awards may also be granted.

     For purposes of determining the pro forma effect of these options, the fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model assuming among other things, no dividend yield, expected volatility of 41%, risk free interest rates between 6.11% and 6.52% and expected life of 5.0 years.

     The weighted average fair value of options granted under the Company's Non-statutory and Incentive Stock Option Plans for the year ended 1997 and 1996 was $4.71 and $6.54, respectively. As of December 31, 1997 the remaining contractual life of all options was approximately ten to fifteen years.

NOTE 13 -- EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share". SFAS No. 128 changed the methodology of calculating earnings per share and renamed the two calculations to basic earnings per share and diluted earnings per share.

The Company adopted SFAS No. 128 in December 1997 and has retroactively restated all periods presented. Basic earnings per common share are based on the average quarterly weighted average number of shares of common stock outstanding. Diluted earnings per common share are adjusted for the assumed exercise of dilutive stock options. Under the requirements of SFAS No. 128, the Company's basic and diluted per share amounts for the years ending December 31, 1995, 1996, and 1997 would be as follows:

                                                  YEAR ENDED                             YEAR ENDED
                                              DECEMBER 31, 1995                      DECEMBER 31, 1996
                                     ------------------------------------   ------------------------------------
                                                                PER SHARE                              PER SHARE
            HISTORICAL                  INCOME       SHARES      AMOUNT        INCOME       SHARES      AMOUNT
            ----------               ------------   ---------   ---------   ------------   ---------   ---------
HISTORICAL BASIC EPS
Income(loss) available to Common
 stockholders......................  $(25,293,883)  6,467,400    $(3.91)    $(11,197,657)  6,467,400    $(1.73)
EFFECT OF DILUTIVE SECURITIES
Stock options......................            --          --        --               --          --        --
                                     ------------   ---------    ------     ------------   ---------    ------
HISTORICAL DILUTED EPS
Income(loss) available to Common
 stockholders Plus assumed
 exercises.........................  $(25,293,883)  6,467,400    $(3.91)    $(11,197,657)  6,467,400    $(1.73)
                                     ============   =========    ======     ============   =========    ======

                                                 YEAR ENDED
                                             DECEMBER 31, 1997
                                     ----------------------------------
                                                              PER SHARE
            HISTORICAL                 INCOME      SHARES      AMOUNT
            ----------               ----------   ---------   ---------
HISTORICAL BASIC EPS
Income(loss) available to Common
 stockholders......................  $4,638,196   6,870,688     $0.68
EFFECT OF DILUTIVE SECURITIES
Stock options......................          --     242,026        --
                                     ----------   ---------     -----
HISTORICAL DILUTED EPS
Income(loss) available to Common
 stockholders Plus assumed
 exercises.........................  $4,638,196   7,112,714     $0.65
                                     ==========   =========     =====

NOTE 14 -- RELATED PARTY TRANSACTION

     The Company paid approximately $56,000, $80,000, and $480,000 during 1995, 1996 and 1997, respectively, in fees to a law firm having a partner who is a stockholder of the Company and who is a brother of certain executive officers of the Company. A portion of the fees paid in 1997 related to services performed by such firm in connection with the 1996 mergers and the 1997 offerings.

NOTE 15 -- STOCK SPLIT

     On September 26, 1997 the Company's Board of Directors approved a 1.044-to-1 split of the Company's common stock in the form of a stock dividend. All common stock and per share amounts have been adjusted retroactively to give effect to this stock split.

NOTE 16 -- UNAUDITED QUARTERLY INFORMATION

  FOR THE THREE MONTHS ENDED DECEMBER 31, 1997 (IN THOUSANDS, EXCEPT PER SHARE
                                     DATA)

                        Revenue.................................  $16,519
                        Gross Profit............................    6,461
                        Operating income........................    2,216
                        Net income..............................      905
                        Net income per share --
                        assuming dilution.......................  $  0.11
                        Pro forma net income per share --
                        assuming dilution and excluding a one-
                        time deferred tax charge................  $  0.17

                        INSIDE BACK COVER OF PROSPECTUS

The inside back cover is a multicolor graphic and text layout. The following text appears at the top of the page:

"SPR Service Offerings"

The following text appears above SPR's service offerings diagram:

"SPR's IT services blends three levels of consulting support into four Outsourcing Services."

The following text appears above a graphic of the United States:

"SPR Inc. services the Midwest with offices located in:"

[Graphic consists of map of the United States with star bursts emanating from Milwaukee, Wisconsin; Chicago, Illinois; Tulsa, Oklahoma; and Dallas, Texas; the four cities in which SPR offices are currently located.]

The following text, preceded by an arrow, appears at the bottom of the page:
"For more information, visit SPR's website at www.sprinc.com."

To the left of the text and graphics is a graphic in the shape of a half circle.

[Graphic is a photo collage that consists of a text book, a woman sitting behind an overhead projector and computer terminology.]

======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Forward-Looking Statements............   11
The Company...........................   12
Use of Proceeds.......................   12
Price Range of Common Stock...........   12
Dividend Policy.......................   13
Capitalization........................   14
Selected Financial Data...............   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   16
Business..............................   21
Management............................   29
Certain Transactions..................   35
Principal and Selling Stockholders....   36
Description of Capital Stock..........   37
Shares Eligible for Future Sale.......   39
Underwriting..........................   40
Legal Matters.........................   41
Experts...............................   41
Change in Accountants.................   41
Additional Information................   42
Index to Financial Statements.........  F-1

======================================================

======================================================

                                2,200,000 SHARES

                                    SPR INC.

                                  COMMON STOCK

                                    SPR LOGO
                                  ------------
                                   PROSPECTUS
                                          , 1998
                                  ------------

                              SALOMON SMITH BARNEY

                             ROBERT W. BAIRD & CO.
                    INCORPORATED

                          VOLPE BROWN WHELAN & COMPANY

======================================================